Filed pursuant to Rule 424(b)(3)
Registration No. 333-146239

Prospectus Supplement No. 1
(to Prospectus dated January 16, 2008)

WAFERGEN BIO-SYSTEMS, INC.

Up to 10,924,907 shares of common stock, par value $0.001 per share

This prospectus supplement supplements the prospectus dated January 16, 2008 (the “Prospectus”), which forms a part of our Registration Statement on Form SB-2, as amended (Registration No. 333-146239). This prospectus supplement is being filed to include in the Prospectus the information contained in our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on April 29, 2008 (the “2007 Form 10-KSB/A”). The exhibits to the 2007 Form 10-KSB/A are not included with this prospectus supplement and are not incorporated herein by reference.

The Prospectus and this prospectus supplement relate to the offering from time to time by the selling securityholders of Wafergen Bio-systems, Inc. identified in the Prospectus of up to 10,924,907 shares of common stock, par value $0.001 per share.  These shares include 8,008,448 issued and outstanding shares of common stock and 2,916,459 shares of common stock underlying warrants, issued to the selling securityholders in connection with a private placement transaction that closed in September 2007.  We will not receive any proceeds from the sale of shares of common stock offered by the selling securityholders under the Prospectus and this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the OTC Bulletin Board under the symbol “WGBS.OB”.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in the Prospectus under “Risk Factors” beginning on page 5 of the Prospectus, as updated by this prospectus supplement.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 30, 2008

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-KSB/A
Amendment No. 1

☒  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
☐  TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [    ] to [    ]
333-136424
(Commission File Number)

WaferGen Bio-systems, Inc.
(Exact Name of Registrant as Specified in Charter)

Nevada	20-3699764
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
Bayside Technology Center
46531 Fremont Blvd.
Fremont, CA 94538
(Address of principal executive offices, including zip code)
Issuer’s telephone number: (510) 651-4450

Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:  None

Check whether the issuer(1) has filed all reports required to filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒   No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

State Issuer’s revenues for the fiscal year ended December 31, 2007: $228,973.

The aggregate market value of WaferGen Bio-systems, Inc. Common Stock, $0.001 par value, held by non-affiliates, computed by reference to the average of the closing price as reported by OTCBB on April 11, 2008, was $25,518,243. Shares of common stock held by each executive and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock of WaferGen- Bio-systems, Inc, $0.001 per value, issued and outstanding as of March 28, 2008: 23,217.846.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Transitional Small Business Disclosure Format (check one):  Yes☐ No ☒

EXPLANATORY NOTE

WaferGen Bio-systems, Inc. (the "Company") is filing this Amendment No. 1 (the “Amended Report”) to its Annual Report on Form 10-KSB for the Company's fiscal year ended December 31, 2007 (the “Original Report”) in order to include the information required to be disclosed pursuant to Part III of Form 10-KSB and make certain other limited changes in Item 1, “Description of Business,” under the heading “Risk Factors.”  In addition, our principal executive officer and principal financial officer have reissued their certifications as set forth in Exhibits 31.1, 31.2, 32.1 and 32.2 of this Amended Report, and our independent auditors have provided a new consent as set forth in Exhibit 23.1 of this Amended Reort.

Except for those items as expressly set forth in the paragraph above, this Amended Report continues to speak as of the date of the Original Report, and the Company has not updated the financial disclosure or other disclosures contained herein to reflect events that have occurred subsequent to the filing of the Original Report. Accordingly, this Amended Report should be read in conjunction with the Original Report and the Company’s other filings made with the SEC subsequent to the filing of the Original Report.

FORWARD LOOKING STATEMENTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

     Information included in this Form 10-KSB may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except for the historical information contained in this discussion of the business and the discussion and analysis of financial condition and results of operations, the matters discussed herein are forward looking statements. These forward looking statements include but are not limited to the Company’s plans for sales growth and expectations of gross margin, expenses, new product introduction, and the Company’s liquidity and capital needs. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. In addition to the risks and uncertainties described in “Risk Factors” below and elsewhere in this Form 10-KSB, these risks and uncertainties may include consumer trends, business cycles, scientific developments, changes in governmental policy and regulation, currency fluctuations, economic trends in the United States and inflation. Forward-looking statements are based on assumptions that may be incorrect, and there can be no assurance that any projections or other expectations included in any forward-looking statements will come to pass. Our actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors. Except as required by applicable laws, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PART I

Item 1.	Description of Business

As used in this Current Report on Form 10-KSB, all references to the “Company,” “we,” “our” and “us” for periods prior to May 31, 2007 refer to WaferGen, Inc. (or “WaferGen”) and for periods on or after May 31, 2007 refer to WaferGen Bio-systems, Inc. (or “WBSI”).  On May 31, 2007, Wafergen was acquired by WBSI.  In the transactions, Wafergen merged with a subsidiary of WBSI and became a wholly-owned subsidiary of WBSI (the “Merger”).  In connection with the Merger, the officers and board members of WBSI immediately prior to the Merger resigned and were replaced by the officers and board members of Wafergen, Inc. immediately prior to the Merger along with certain newly elected board members.

Company Background and Overview

Our offices are located in Silicon Valley in Fremont, California. Since beginning operations in 2003, we have been seeking to develop novel products for cell biology and genetic analysis.

We intend to develop instruments and other commercial products to serve the genetic analysis segment of the life science industry. Pharmaceutical and biotech companies spent in excess of $55.2 billion in 2006 for new drug discovery. We believe that many of these efforts seek new therapeutic drugs, and that much of this spending will be directed at developments at the molecular level for understanding the expression of specific segments of DNA1 (or genes).

The expression of a gene is fundamental in understanding many disease processes and hence, drug efficacy. For example, in the field of oncology greater understanding of gene expression by certain types of cancerous cells has led to the discovery of specific disease biomarkers that allow clinicians more accurate diagnosis, prognosis and treatment options for their patients.  Examples of drugs developed by others specifically targeting biomarkers include Herceptin, used in the treatment of breast cancer, and Gleevac, used in the treatment of chronic myelogenous leukemia. We also believe an era of personalized treatment providing options for patients with certain malignancies will expand to other diseases. Researchers are targeting at the molecular level and are focusing attention and research budgets on research tools that help them to develop therapies for other highly prevalent disease states including heart and lung disease, arthritis, and diabetes.
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1 DNA: (Deoxyribonucleic acid) - A polymeric molecule consisting of deoxyribonucleotide building blocks that in a double-stranded, double helical form is the genetic material of most organisms. cDNA: - a DNA complementary to a RNA, and synthesized from it in vitro by reverse transcription.

We currently produce and sell our SmartSlide™ Micro-incubation System and we are developing a gene expression product, the SmartChip™ Real Time PCR System. The SmartSlide™ System provides a controlled environment and physiological conditions for time lapse imaging studies, allowing researchers to characterize, differentiate, and proliferate various cells, as well as providing optimal growth conditions for cells that are difficult to grow, such as stem and primary cells.

We are completing development of our SmartChip™ System, which is an innovative tool to allow scientists, in a single step, to achieve greater sensitivity and accuracy in gene expression than present methods, allowing identification of the full spectrum of expressed genes (rather than only a portion thereof), with the ability to discriminate small changes in expression. The SmartChip™ System’s high density, rapid cycling configuration is expected to provide throughput levels that are expected to deliver clinical research solutions at a fraction of the time and cost currently afforded by existing competing systems.

The current market cost of real-time polymerase chain reaction (“real-time PCR”)2, which we believe researchers currently view as the “gold standard” for genetic analysis, is approximately $1.00 per data point. We believe that our development of the SmartChip™ System, which is designed to utilize real-time PCR, will cost approximately $0.03 per acquired data point.

We believe our SmartChip™ System is also capable of achieving time-savings when compared to existing technologies. Research analyzing the whole genome utilizing currently available real-time PCR technology would take weeks to months. Our goal for design and development of our SmartChip™ System is to develop the ability to quantitatively analyze the whole genome with the performance of real-time PCR technology, which, if we succeed, could be as short as a single day, and would represent a significant advancement. In addition, our development of the SmartChip™ System seeks to allow 100,000 data points per chip, which could enable a large number of reactions to run in parallel, thus addressing the unmet needs of the clinical trial market. We believe today’s leading technologies are limited in throughput of 96-well, 384-well, or a single sample. Some new entrants in the market place like Biotrove & Fluidigm offer medium throughput solution of 3,000-10,000 assays per chip. However are associated with high instrument and running cost or suffer from poor performance and will be difficult to scale up to whole genome on a single chip.

According to UBS Investment Research Report: Life Sciences, December 11, 2006 and Frost & Sullivan Report - U.S. qRT-PCR Markets - October 5, 2006 Deutsche Bank Research Report - Pharmacogenomics is the “new new” thing in Healthcare, December 11, 2006, and our own estimates, the genetic analysis market had approximately $2.8 billion in worldwide revenues in 2007. Overall growth for the market is forecast at a compounded annual growth rate (CAGR) of 10-16% and global revenue is estimated to reach $4.9 billion by 2012.

WaferGen intends to employ a business model that generates revenue from the sale of both instruments and a recurring revenue stream from the sale of consumables, similar to the “razor and razor blade” business model.

We introduced our SmartSlide™ System during 2006 and made our first sales during October 2006. We generated approximately $228,973 of revenue and $5,957,664 of total loss during 2007. During the final stages of The Smart Chip™ System development we expect to incur significant additional costs completing development and commercializing this product. We have produced an alpha version of the Smart Chip Real Time PCR system, but we have not produced a commercially available product or made any sales of our Smart Chip™ System. Our sales of SmartSlide™ Systems have been sold to several leading research institutions including Abbott Labs, NASA, Harvard University, The Mayo Clinic, Memorial Sloan-Kettering, UCLA, University of Southern California, VA Medical Center, University of California at Davis, University of North Texas, Eisai Research, and the University of Georgia.
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2 Polymerase Chain Reaction (PCR) - PCR is an enzymatic process to increase the number of copies of DNA for easier detection.  Real-time PCR chemistries allow for detection of the reaction in the early phase rather than the late phase of the reaction.

Technology Overview

Genes are segments of DNA that carry separate information packets of the genome. Gene expression profiles are used to provide information on roughly 30,000 genes within the human genome. Life science researchers use gene expression analysis to study the differential expression of genes in normal versus disease states. The permanent DNA sequence in each human cell is transcribed or copied into RNA (combinations of nucleic acids)3 which is then translated into functional proteins. In disease, gene expression profiles may demonstrate the over or under-expression of genes. There are two technologies used to measure gene expression, microarray and real-time PCR.

Microarrays consist of different nucleic acid probes that are chemically attached to a surface, such as a microchip, glass slide, or a bead. Microarrays are based upon hybridization technology to detect the presence of a specific gene sequence and to analyze genetic information. DNA and RNA are made of defined nucleic acid sequences that bind to unique complementary sequences to form a hybrid. This binding of single strands of DNA or RNA to form double-stranded DNA or RNA is termed hybridization. Scientists utilize the hybridization phenomenon to measure the amount of expression or presence of a gene in a particular sample.

Microarrays have limited sensitivity, accuracy and dynamic range. Human genes are expressed across a six log range, with most species of RNA being present in less than 100 copies. The dynamic range of microarrays is estimated to be 2-3 logs and thus microarrays are unable to detect a 2 fold difference at lower expression levels, capturing only 20-40% of the expressed genes. Consequently, one obtains only a partial view of the expression profile when utilizing microarrays. These overlooked genes may be important in a particular disease state (limited sensitivity). As a consequence of these limitations, the discovery of genes identified by microarray technology requires further validation using real-time PCR.

The second technology, real-time PCR, represents a sensitive and accurate method to measure gene expression. Traditional PCR is an enzymatic process to increase the number of DNA copies for easier detection. Real-time PCR permits quantitative analysis, rather than just a qualitative yes/no. In many cases it is important to determine the number of DNA copies in a given sample. Furthermore, real-time PCR chemistries allow for the detection in the early phase, rather than the later phase of these reactions, thereby decreasing process time and increasing accuracy.

Because it does not measure thousands of genes simultaneously (like a microarray analysis), real-time PCR has low throughput and relatively high cost, making it unfeasible for whole genome analysis or for very high throughput studies. Thus, in practice, researchers typically first use microarray to identify which genes are over or under-expressed in the whole genome and then apply real-time PCR to a specific set of those genes to accurately quantify gene expression.

We believe our SmartChip™ System, assuming successful development and commercialization, would combine the best of both existing technologies - whole genome analysis enabled by microarrays with the sensitivity and accuracy of real-time PCR. Our SmartChip™ System will be provided with pico-liter (one-trillionth of a liter) dispensing into a 33,000-100,000 well chip that will allow for high throughput real- time PCR or the real time amplification of the entire human genome in triplicate. Our SmartChip™ chips are designed with evaporation control measures that allow for the use of nano-liter (one-billionth of a liter) volumes, fast thermal cycling, and temperature control. Our software system is being developed to also analyze the high throughput data after the completion of the real-time PCR analysis. The user friendly, content-ready SmartChip™ System, is being designed to be able to accept samples out of the box, incorporating many of the necessary substrates and chemicals.
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3 RNA: (Ribonucleic acid) - A polymeric molecule consisting of ribonucleotide building blocks.  The three major types in cells are ribosomal RNA (rRNA), transfer RNA (tRNA), and messenger RNA (mRNA), each of which performs an essential role in protein synthesis. RNAi is RNA interference that helps regulate turning genes on and off.

The SmartChip™ System is being engineered to deliver superior performance with the combination of high sensitivity and high throughput on a single chip, enabling scientists to rapidly view a large dynamic range of the expressed genes of the human genome. The genetic analysis using the SmartChip™ System is expected to require one day versus what would currently take days to weeks to complete utilizing existing genetic analysis systems. As more clinical studies are carried out using validated gene sets, we believe the market will require, and demand, higher throughput solutions to process large numbers of clinical samples. Today’s solutions typically allow only one chip per patient or, in the case of real-time PCR, a few  genes per patient. We believe that we can solve these problems.

The following table outlines benefits we believe could be realized from the use of a SmartChip™ System compared to our estimates of the microarray and real-time PCR technologies in use today.

	Microarray	SmartChip™	Real -Time PCR
# of Genes	Whole Genome	Whole Genome	<1000
Dynamic Range	2 to 3 logs	6 logs	6 logs
Quantitative	Semi	Yes	Yes
Throughput per run	1 Sample 30,000 genes (actually only 20 -30% of expressed genes)	1 Sample 30,000 genes Many genes x many samples	Few samples (96 -384) x few genes
Sensitivity	100,000 starting copies	1-10 starting copies	1-10 starting copies
Project Process	Multiple steps	Single step	2 steps
Time per run Hybridization or PCR	20 hours	15-20 minutes	2 hours
Whole Genome Assay Time	Days	Day	Months
Cost/gene	3.3 cents plus cost real –time PCR validation	3.3 cents	$1 - 2
Cost/whole genome	$1000 plus cost validation	$1000	>$100,000 -185,000

Competition

We believe the primary industry competitors in the markets in which WaferGen plans to enter and compete are Applied Biosystems (“ABI,” which is a division of Applera Corporation), Affymetrix, Inc. (“Affymetrix”) and Illumina, Inc. (“Illumina”). Other companies known to be currently serving the genetic analysis market include Agilent Technologies, Inc., GE Healthcare (a business segment of General Electric Company), Bio-Rad Laboratories, Inc., Stratagene Corporation, Eppendorf AG, Beckman Coulter, Inc. and F. Hoffmann-La Roche & Co. Minor players in the same market include NimbleGen Systems, Inc., Fluidigm Corporation and BioTrove, Inc. The marketplace for gene expression technologies is highly competitive, with many of the major players already controlling significant market share, many of which have significantly greater financial, technology, and other resources than we do. Affymetrix is the leader in microarrays for whole genome analysis and ABI is the market leader for real-time PCR. We believe gene expression is a growing market and this market is driven by the need for better solutions to solve scientific challenges. These established competitors could compete with us by developing new products similar to our SmartChip™ System. Even though we believe that we have created a unique solution, this does not mean that our competitors will not develop effective products to compete with our products.

Some new competitors, such as Biotrove and Fluidigm have recently begun offering instrument-only solutions. These companies have micro-channel based technologies that offer throughput of 6,000 to 10,000 assays per instrument.

Products

SmartChip™ System

Our SmartChip™ System is designed as an integrated instrument capable of thermal cycling, real-time detection and software for control and analysis. The product, upon completion, will be available with primer-ready chips for gene expression and genotyping analysis.

We are planning to commercialize our SmartChip™  System with two chip configurations:

·	A 33,000 assays chip for study of gene panels or for candidate genes of interest to customers; and

·	A High throughput whole genome version of 100,000 assays chip for whole genome studies in triplicate.

The alpha SmartChip™ System has been built to thermally cycle and detects the fluorescent signal output from real-time PCR runs on the chips.  This compact system is intended to allow for the use of very small reaction volumes, which are dispensed using a pico-liter dispenser, while improving detection sensitivity and assuring uniformity across the chip.

The SmartChip™ System is expected to perform quantitative gene expression and genotyping assays on whole genomes at a competitive price (3.3 cents per acquired data point compared to $1 per data point for current real-time PCR assays). This system is expected to have the ability to perform genome-wide nano-volume (100 nl) real-time PCR assays in triplicates, performed in minutes using pre-fabricated real-time PCR chips. The system is expected to have superior performance for a whole genome or high-throughput system and a dynamic range of 6 logs for gene expression with high sensitivity.

Some of the key challenges that are addressed with the SmartChip™ System are multi-head pico-liter dispensing, evaporation control, sealing, scalability, fast thermal cycling, temperature control and optimized 1,000 genes in 100nL reaction volume.

To date, we have designed 5,500-, 33,000-, and 100,000- well chips and already implemented the 5,500- well chip. With these chips, we have demonstrated our ability to perform several key steps required in a commercial version of the SmartChip™ System including fast thermal cycling. This requires the ability to seal, which we have also demonstrated. We have also completed 100 pico-liters dispensing with evaporation control. Certain of the milestones that we have yet to achieve prior to launching the SmartChip™ System are specified in the SmartChip™ Product Road Map Chart.

Market Opportunities: SmartChip™ System Product Potential

Sequencing of the human genome has led to a new healthcare paradigm where disease is understood at the molecular level, allowing the potential for a patient to be diagnosed according to genetic information and treated with drugs designed to work on specific molecular targets. This has led to the need for accurate, highly sensitive, high throughput gene expression data by researchers, clinicians and pharmaceutical companies. We believe the SmartChip™ System, with its advantages of higher throughput, lower cost, superior sensitivity, and accuracy will make these multiple market applications a practical reality.

We believe the SmartChip™ System will become the technology of choice in both research and clinical settings.

•
Biomarker Discovery. Identification of new targets (biomarkers) for drugs can be identified through the analysis of gene profile expression in diseased cells. Potential applications include disease states such as diabetes, arthritis, and certain commonly occurring cancers.

•
Drug Validation and Optimization. Genetic analysis is being used to determine the likely toxicity (toxicogenomics) and the likelihood of therapeutic response to a specific genetic profile (pharmacogenomics). Recently issued FDA guidance4 calls for drug companies to voluntarily submit pharmacogenomic data to support their drug development programs.

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4 FDA News Release - March 22, 2005 - issued a final guidance titled “Pharmacogenomic Data Submissions.”

•
Drug Response Monitoring. Patient outcomes can be improved by evaluation of a proposed drug’s potency and specificity in order to determine individualized patient dosing, thereby decreasing adverse drug reactions, and improving drug efficacy.

•
Detection of Rare Mutations. The Cancer Genome Project is using the human genome sequence and high throughput mutation detection techniques to identify somatically acquired sequence variants/mutations and hence identify genes critical in the development of human cancers.

Target and Biomarker Discovery and Validation: Gene expression patterns (biomarkers) related to specific diseases are becoming increasingly important in drug development. Comparison of gene expression patterns between normal and diseased patients or expression profiles in the presence or absence of drugs leads to discovery of genes or a set of genes that can be used in drug development. This requires monitoring of tens, hundreds or thousands of mRNAs (messenger RNAs) in large numbers. A typical genetic analysis currently involves the use of microarrays to identify genes, which are either over-expressed or under-expressed in a small subset of patients. After detailed bioinformatics analysis, a number of differentially expressed genes (2 to 200) are evaluated using real-time PCR in a different subset of patients (50 to 100). The differentially expressed genes in this patient cohort are then validated using a larger patient group.

This sequential process may take from many months to a few years to complete using currently available techniques. The limitation in today’s gene expression studies is the use of microarrays as a starting point for discovery, which only provides a partial glimpse of the expression profile. Real-time PCR techniques, which offer significantly increased sensitivity, are limited in throughput and are cost prohibitive for whole genome analysis. It would cost in excess of $100,000 per analysis (assuming $1/assay plus reference plus triplicates) to study even a single whole genome (30,000 genes) sample and will take many months to complete this study (reported in a recent MACQ study conducted by the FDA and published in September 2006 in Nature Biotechnology).5 Biomarker investigation requires multiples of such analyses to confirm discovery.

Drug Development and Clinical Trial Validation: Clinical trials are the most expensive phase for pharmaceutical drug development. The use of gene expression and genotyping is becoming critical to identify a safe drug (toxicogenomics) for the right patient population (pharmacogenomics). Once a set of genes (biomarker) is identified they are used in numerous samples in clinical trials for pattern recognition and toxicity profiling. Similarly, loci of single nucleotide mismatches/polyphormisms (SNPs) involved in disease variation and metabolism are also being utilized in clinical trials to understand disease predisposition, requiring thousands of samples to be analyzed.

Recently, the FDA has asked for voluntary data submission utilizing these genetic approaches in clinical trials.6 This has created a need for reliable, high-throughput, cost-effective technologies. Today’s hybridization based techniques can process only one sample at a time. Thus, for a clinical trial of 1,000 patients, one would need to use 1,000 chips. Other PCR-based techniques typically process 96 to 384 gene expression studies with many competing technologies; the researcher is typically limited to the amount of the biological sample to prepare RNA. We also believe our technology can be easily scaled to meet future higher-throughput needs.

Drug Response Monitoring: In addition to studying gene expression, genotyping measures genetic variation in the DNA. Sometimes it is not a single variation but the combination of these sequence differences that may lead to a disease state or a response to a specific therapy.
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5 The MicroArray Quality Control (MAQC) project shows inter- and intra-platform reproducibility of gene expression measurements, Nature Biotechnology, Vol. 24:9, p 1151, September 2006.

6 FDA News Release - March 22, 2005 - issued a final guidance titled “Pharmacogenomic Data Submissions.

For this reason, researchers look at patterns of these variations in a large number of healthy and affected patients in order to correlate SNPs with specific disease. Large-scale genotyping studies are being conducted in various genome centers around the world, driven by available research funds, resulting in the greater demand for cost effective high throughput solutions.

Detection of Rare Mutations: The Cancer Genome Project’s DNA sequencing of patients’ tumors is underway and is rapidly defining cancer-causing mutations. Today, this is accomplished by using hybridization approaches which are unable to detect rare somatic mutations. Such techniques require the use of more sensitive methods like PCR and require genotyping of many samples (50 - 500). WaferGen intends to use allele specific PCR with the SmartChip™ System to enable genotyping at multiple sites in multiple samples, as well as to provide a robust solution for detecting rare mutations.  Current allele-selective PCR is able to reliably genotype SNPs (germ-line) and also reliably detect minority (somatic) mutations at 1/100 to 1/10,000 mutations.

Future Applications: From Research to Diagnostics:  New biomarkers for gene expression and genotyping are eventually expected to become essential for practicing physicians to identify the right drug for the right patients and lead to new ways of diagnosing and monitoring diseases. Biomarkers and platforms that are being used in clinical trials for a particular therapy are expected to become standard for molecular diagnostics. This market is still in its early development.

Sales and Marketing

We utilize a seasoned life science marketing team and WaferGen-employed direct sales and application support personnel.  In 2008, we expect to increase our sales and support by an addition two employees for selling SmartSlide™ and SmartChip™ Systems. We are in the process of identifying life science distributors to sell and support our product line in Europe and the Far East.

Seasonality

We do not have sufficient product history to determine seasonality with a high degree of confidence. It is expected that customers’ purchasing patterns will not show significant seasonal variation, although demand for our products may be lowest in the first quarter of the calendar year and highest in the fourth quarter of the calendar year as pharmaceutical and academic customers typically spend unused budget allocations before the end of the fiscal year.

Intellectual Property and Other Proprietary Rights

We intend to pursue an intellectual property portfolio, including filing a number of U.S. and international patent applications and in-licensing certain patents covering products, methodologies, integration and applications. In our in-licensing arrangements, we have obtained intellectual property rights from third parties related to the development and marketing of the products, integration or applications covered by such licensed intellectual property. We have a number of pending patent applications that relate to the SmartChip™ and SmartSlide™ products. In addition, we have an exclusive license under PCR patents from Delft University of Technology, Netherlands. In addition to our patents, we rely on trade secrets, know-how, and copyright and trademark protection. Our success may depend on our ability to protect our intellectual property rights.

Government Regulation and Environmental Matters

We are subject to a variety of federal, state and municipal environmental and safety laws based on our use of hazardous materials in both our manufacturing and research and development operations. We believe that we are in material compliance with applicable environmental laws and regulations. If we cause contamination to the environment, intentionally or unintentionally, we could be responsible for damages related to the clean-up of such contamination or individual injury caused by such contamination. We cannot predict how changes in the laws and regulations will impact how we conduct our business operations in the future or whether the costs of compliance will increase in the future.

Regulation by governmental authorities in the United States and other countries is not expected to be a significant factor in the manufacturing, labeling, distribution and marketing of our products and systems.

Employees

We have assembled a team of scientists, engineers and business managers to support our product development and commercialization activities. Their efforts will continue to focus on selling, improving and refining our core technologies, including our SmartSlide™ System and our SmartChip™ System products. We currently have 23 full-time employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

Risk Factors

In addition to the other information in this Annual Report on Form 10-KSB, the factors and risks listed below, among others, could affect our future performance and should be carefully considered in evaluating our outlook.

Risks Related to Our Company and Our Business

We have a history of operating losses which may continue, in which case we may not be able to reach profitability.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. We incurred a net loss of $5,957,664 for the year ended December 31, 2007. As of December 31, 2007, our accumulated deficit was $11,952,907. We have not achieved profitability on a quarterly or annual basis. We may not be able to reach a level of revenue to achieve profitability. To date, our revenues have been insignificant and not sufficient to achieve our business plan. Our gross revenues for December 31, 2007 were $228,973. If our revenues grow more slowly than anticipated or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

We are a development stage company with limited operating history for investors to evaluate our business.

We are a development stage company and have had limited operations in the genetic analysis segment of the life science industry. Since we are a company with a limited operating history developing products focused on the analysis of genetic function and variation, it is difficult for potential investors to evaluate our business. To date, we have developed only one commercialized product, the SmartSlide™ System, and our future operations and growth will likely depend on our ability to successfully develop and market our SmartChip™ products. Our proposed operations are subject to all of the risks inherent in light of the expenses, difficulties, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the life science industry. In evaluating us, investors should consider the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products, services and technologies. We may never overcome these obstacles and become profitable.

Because our business depends on research and development spending levels for pharmaceutical and biotechnology companies and academic and governmental research institutions, our success and our operating results will substantially depend on these customers.

We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to a relatively small number of pharmaceutical and biotechnology companies and academic, governmental and other research institutions. Our success will depend upon their demand for and use of our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital or operating expenditures by these customers may result in lower than expected instrumentation sales and similarly, reductions in operating expenditures by these customers could result in lower than expected sales by us.

We expect that our results of operations will fluctuate, which could cause our stock price to decline.

Our revenue is subject to fluctuations due to the timing of sales of high-value products and services projects, the impact of seasonal spending patterns, the timing and size of research projects our customers perform, changes in overall spending levels in the life sciences industry, the timing and amount of government grant funding programs and other unpredictable factors that may affect customer ordering patterns. Given the difficulty in predicting the timing and magnitude of sales for our products and services, we may experience quarter-to-quarter fluctuations in revenue and/or a sequential decline in quarterly revenue.

In addition, because of our continued research, marketing and hiring in connection with our SmartChip™ product, we expect operating expenses to continue to increase significantly. Accordingly, if revenue does not grow as anticipated, we may not be able to achieve and maintain profitability. Any significant delays in the commercial launch of our products, unfavorable sales trends in our existing product lines, or impacts from the other factors mentioned above could adversely affect our revenue growth or cause a sequential decline in quarterly revenues. Due to the possibility of fluctuations in our revenue and expenses, we believe that quarterly comparisons of our operating results are not a good indication of our future performance. If our operating results fluctuate or do not meet the expectations of stock market analysts and investors, our stock price probably would decline.

We have a limited history of commercial sales of systems and consumable products, and our success depends on our ability to develop commercially successful products and on market acceptance of our new and relatively unproven technologies.

We may not possess all of the resources, capability and intellectual property rights necessary to develop and commercialize all of the products or services that may result from our technologies. Sales of our SmartSlide™ stem cell research and cell biology systems only began in October 2006, and some of our other technologies, such as our gene expression analysis technologies, are in the early stages of market introduction or are still in development. You should evaluate us in light of the uncertainties and complexities affecting similarly situated companies developing tools for the life sciences and pharmaceutical industries. We must conduct a substantial amount of additional research and development before some of our products will be ready for sale, and we currently have fewer resources available for research and development activities than many of our competitors. We may not be able to develop or launch new products in a timely manner, or at all, or they may not meet customer requirements or be of sufficient quality or at a price that enables us to compete effectively in the marketplace. Challenges frequently encountered in connection with the development or early commercialization of products and services using new and relatively unproven technologies might limit our ability to develop and successfully commercialize these products and services. In addition, we may need to enter into agreements to obtain the intellectual property rights necessary to commercialize some of our products or services, which may not be available on favorable terms, or at all.

We will need to raise additional capital to meet our business requirements in the future and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.

We will need to raise additional capital in the future, which may not be available on reasonable terms or at all. We raised approximately $9.2 million in net proceeds in our June 2007 private placement.  We expect that such proceeds, together with our income, could fund our operations from the date hereof to August 2008. We will need to raise additional funds through public or private debt or equity financings to meet various business objectives including, but not limited to:

•	pursuing growth opportunities, including more rapid expansion;

•	acquiring complementary businesses;

•	making capital improvements to improve our infrastructure;

•	hiring qualified management and key employees;

•	developing new services, programming or products;

•	responding to competitive pressures;

•	complying with regulatory requirements such as licensing and registration; and

•	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity backed securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

We may encounter difficulties in managing our expected growth, which could increase our losses.

We expect to experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to scale up and implement improvements to our manufacturing process and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to make available the products required to successfully commercialize our technology.

Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth.

Our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage.

We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties, which are not covered or adequately covered by insurance, the financial condition of our Company may be materially adversely affected.

If we lose our key personnel or are unable to attract and retain additional qualified personnel, we may be unable to achieve our goals.

We are highly dependent on our management and scientific personnel, including our chief executive officer, chief financial officer, chief technology officer and chief scientific officer. The loss of any of their services could adversely impact our ability to achieve our business objectives. We will need to hire additional qualified personnel with expertise in molecular biology, chemistry, biological information processing, sales, marketing and technical support. We compete for qualified management and scientific personnel with other life science companies, universities and research institutions, particularly those focusing on genomics. Competition for these individuals, particularly in the San Francisco Bay area, is intense, and the turnover rate can be high. Failure to attract and retain management and scientific personnel would prevent us from pursuing collaborations or developing our products or technologies.

Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies, including the life sciences and healthcare industries.

Thus, we will need to add new personnel, including management, and develop the expertise of existing management. The failure to do so could impair the growth of our business.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain those qualified officers, directors and members of Board of Directors committees required to provide for our effective management because of the changes in the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of Sarbanes-Oxley has resulted in the issuance of a series of rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of more stringent rules by the stock exchanges. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these recent changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain the listing of our common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

We are a holding company that depends on cash flow from our wholly-owned subsidiary to meet our obligations.

After the Merger, we became a holding company with no material assets other than the stock of our wholly-owned subsidiary. Accordingly, all our operations are conducted by WaferGen, our wholly-owned subsidiary. We currently expect that the earnings and cash flow of our subsidiary will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future.

All of our former liabilities survived the Merger and there may be undisclosed liabilities that could have a negative impact on our financial condition.

Pursuant to the Merger, we acquired the business of WaferGen as our sole line of business, and accordingly are not pursuing our prior business. Although due diligence activities were performed on us and WaferGen prior to the Merger, the due diligence process may not have revealed all liabilities (actual or contingent) of us or WaferGen that existed or which may arise in the future relating to our activities before the consummation of the Merger. Notwithstanding that all of our then-known liabilities were transferred to Leaseco pursuant to the split-off in connection with the Merger, it is possible that claims for liabilities may still be made against us, which we will be required to defend or otherwise resolve. The provisions and terms of the merger agreement and split-off may not be sufficient to protect us from claims and liabilities and any breaches of related representations and warranties. Although escrow provisions and limited post-closing adjustments in the merger agreement are available to the stockholders of WaferGen and our pre-Merger stockholders, there is no comparable protection offered to our other stockholders. Any liabilities remaining from our pre-Merger company or WaferGen could harm our financial condition.

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses that are likely to continue in the future. We have included an explanatory paragraph in Note 1 of our financial statements for the year ended December 31, 2007, to the effect that our significant losses from operations and our dependence on equity and debt financing raise substantial doubt about our ability to continue as a going concern. Our accumulated deficit at December 31, 2007 was $11.95 million. Our financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our operations must begin to provide sufficient revenues to improve our working capital position. If we are unable to become profitable and cannot generate cash flow from our operating activities sufficient to satisfy our current obligations and meet our capital investment objectives, we may be required to raise additional capital or debt to fund our operations, reduce the scope of our operations or discontinue our operations. We may not be able to raise necessary equity or debt financing on acceptable terms or at all.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock.

We must maintain effective disclosure and internal controls to provide reliable financial reports. We have been assessing our controls to identify areas that need improvement. Based on our evaluation as of December 31, 2007, we concluded that there were material weaknesses in our internal controls and procedures as of December 31, 2007. We are in the process of implementing improvements to our controls, but have not yet completed implementing these changes. Failure to implement these changes to our controls or any others that we identify as necessary to maintain an effective system of such controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

Because we are not yet required to comply with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

Sarbanes-Oxley, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and The Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

Until we comply with the corporate governance measures adopted by the national securities exchanges after the enactment of Sarbanes-Oxley, regardless of whether such compliance is required, the absence of standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds in the future if we determine it is necessary to raise additional capital. We intend to comply with all applicable corporate governance measures relating to director independence as soon as practicable.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or services or impact our stock price.

Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties and the ability to protect our own intellectual property.

Third parties may assert that we are employing their proprietary technology without authorization even if we are not. As we enter new markets, we expect that competitors will likely assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. Third parties such as ABI, the Roche family of companies, Biometra biomedizinische Analytik GmbH, Stratagene Corporation, Bio-Rad Laboratories, Inc., Eppendorf Incorporated, Enzo Biochem, Inc., Affymetrix, Agilent Technologies, Inc., GE Healthcare, Inc., Beckman Coulter, Inc., Illumina, and others may have obtained and may in the future obtain patents and claim that manufacture, use and/or sale of our technologies, methods or products infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against these claims even if we are eventually successful in defending ourselves against these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, manufacture, use and sell methods and products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from making, using or selling certain methods and/or products. We may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our ability to grow and to attain profitability.

Our proprietary intellectual property rights may not adequately protect our products and technologies.

Although we have filed a number of United States and international patent applications, we have no issued patents covering our products or technologies. Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our products and technologies. We may only be able to protect products and technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The laws of some countries other than the United States do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for us to stop the infringement of any patents we may obtain in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we might not have been the first to conceive or reduce to practice one or more inventions disclosed in our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies;

•
it is possible that none of our pending patent applications will result in issued patents, and even if they issue as patents, they may not provide a basis for commercially viable products, and/or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary products and technologies that are patentable; and

•	third-party patents may have an adverse effect on our ability to continue to grow our business.

We have applied, and continue to apply, for patents covering our intellectual property (e.g., products and technologies and uses thereof), as we deem appropriate. However, we may fail to apply for patents on products and/or technologies in a timely fashion or at all.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we attempt to use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, or scientific and other advisors may unintentionally or willfully disclose our information to competitors. If we were to attempt to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it could be expensive and time consuming, and the outcome could be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts inside the United States. Moreover, if our competitors independently develop equivalent knowledge, methods and know-how, it may be difficult for us to enforce our intellectual property and our business could be harmed.

If we are not able to defend the patent or trade secret protection position of our products and technologies, then we may not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of our products and to achieve or maintain profitability.

We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships, which could negatively impact our competitive advantage.

Certain of our intellectual property rights are currently licensed from third parties and, in the future, we intend to continue to license intellectual property from key strategic partners. We are, and will continue to be, reliant upon such third parties to protect their intellectual property rights to any licensed technology. Such third parties may not protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties or with whom we have entered into strategic relationships could negatively impact our competitive advantage.

We expect intense competition in our target markets, which could render our products and/or technologies obsolete, result in significant price reductions or substantially limit the volume of products that we sell. This would limit our ability to compete and achieve and maintain profitability. If we cannot continuously develop and commercialize new products, our revenue may not grow as intended.

Future competition will likely come from existing competitors as well as other companies seeking to develop new technologies for analyzing genetic information. Some of our competitors have various products and/or methodologies for gene detection, expression, characterization, and/or analyses that may be competitive with our products and/or methodologies. In addition, pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet these needs. In the molecular diagnostics field, competition will likely come from established diagnostic companies, companies developing and marketing DNA probe tests for genetic and other diseases and other companies conducting research on new technologies to ascertain and analyze genetic information. Further, in the event that we develop new technology and products that compete with existing technology and products of well-established companies, there can be no guarantee that the marketplace will readily adopt any such new technology and products that we may introduce in the future.

The market for genetic research and molecular diagnostic products is highly competitive, with several large companies already having significant market share. Established genetic research and diagnostic companies also have an installed base of instruments in several markets, including clinical and reference laboratories. In addition, these companies have formed alliances with genomics companies which provide them access to genetic information that may be incorporated into their diagnostic tests. We may not be able to compete effectively with these companies.

Our manufacturing capacity may limit our ability to sell our products.

We are in the process of developing the capacity to meet our anticipated demand for our products. There are uncertainties inherent in expanding our manufacturing capabilities and we may not be able to increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility and launch new products. As a result, we may experience difficulties in meeting customer demand, in which case we could lose customers or be required to delay new product introductions, and demand for our products could decline. Due to the intricate nature of manufacturing products, we may encounter similar or previously unknown manufacturing difficulties in the future that could significantly reduce production yields, impact our ability to launch or sell these products, or to produce them economically, prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption by customers.

If we are unable to develop and maintain our manufacturing capability, we may not be able to launch or support our products in a timely manner, or at all.

We currently possess only one facility capable of manufacturing our products and services for both sale to our customers and internal use. If a natural disaster were to significantly damage our facility or if other events were to cause our operations to fail, these events could prevent us from developing and manufacturing our products and services. If our networks or storage infrastructure were to fail for an extended period of time, it would adversely impact our ability to manufacture our products on a timely basis and may prevent us from achieving our expected shipments in any given period.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

As we pursue our business plan, we will become subject to a variety of federal, state and municipal environmental, health and safety laws based on our use of hazardous materials in both our manufacturing and research and development operations. These laws and regulations can often require expensive compliance procedures or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations can result in substantial fines, criminal sanctions and/or operational shutdown. Furthermore, we may become liable for the investigation and cleanup of environmental contamination, whether intentional or unintentional, and we could be responsible for damages related to the clean-up of such contamination or individual injury caused by such contamination. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials as a result of such contamination. Some of these matters may require expending significant amounts for investigation, cleanup or other costs. Events such as these could negatively impact our financial position.

Our sales, marketing and technical support organization may limit our ability to sell our products.

We currently have limited resources available for sales and marketing and technical support services as compared to some of our primary competitors. In order to effectively commercialize our gene expression systems and other products to follow, we will need to expand our sales, marketing and technical support staff both domestically and internationally. We may not be successful in establishing or maintaining either a direct sales force or distribution arrangements to market our products and services. In addition, we compete primarily with much larger companies that have larger sales and distribution staffs and a significant installed base of products in place, and the efforts from a limited sales and marketing force may not be sufficient to build the market acceptance of our products required to support continued growth of our business.

We may be exposed to liability due to product defects.

The risk of product liability claims is inherent in the testing, manufacturing, marketing and sale of research products for therapeutic and diagnostic development. We may seek to acquire additional insurance for clinical liability risks. We may not be able to obtain such insurance or general product liability insurance on acceptable terms or in sufficient amounts. A product liability claim or recall could negatively impact our financial position.

Risks Related to Our Industry

Our success depends upon the continued emergence and growth of markets for analysis of genetic variation and biological function.

We design our products primarily for applications in the life sciences and pharmaceutical industries. The usefulness of our technology depends in part upon the availability of genetic data and its usefulness in identifying or treating disease. We are initially focusing on markets for analysis of genetic variation and biological function, namely gene expression profiling. This market is new and emerging, and may not develop as quickly as we anticipate, or reach its full potential. Other methods of analysis of genetic variation and biological function may emerge and displace the methods we are developing. Also, researchers may not seek or be able to convert raw genetic data into medically valuable information through the analysis of genetic variation and biological function. In addition, factors affecting research and development spending generally, such as changes in the regulatory environment affecting life sciences and pharmaceutical companies, and changes in government programs that provide funding to companies and research institutions, could harm our business. If useful genetic data is not available or if our target markets do not develop in a timely manner, demand for our products may grow at a slower rate than we expect, and we may not be able to achieve or sustain profitability.

We may not be able to deliver acceptable products to our customers due to the rapidly evolving nature of genetic sequence information upon which our products are based.

The genetic sequence information upon which we may rely to develop and manufacture our products is contained in a variety of public and private databases throughout the world. These databases are rapidly expanding and evolving. In addition, the accuracy of such databases and resulting genetic research is dependent on various scientific interpretations, and it is not expected that global genetic research efforts will result in standardized genetic sequence databases for particular genomes in the near future. Although we have implemented ongoing internal quality control efforts to help ensure the quality and accuracy of our products, the fundamental nature of our products requires us to rely on genetic sequence databases and scientific interpretations which are continuously evolving. As a result, these variables may cause us to develop and manufacture products that incorporate sequence errors or ambiguities. The magnitude and importance of these errors depends on multiple and complex factors that would be considered in determining the appropriate actions required to remedy any inaccuracies. Our inability to timely deliver acceptable products as a result of these factors would likely adversely affect our relationship with customers, and could negatively impact our financial condition.

We face risks associated with technological obsolescence and emergence of standardized systems for genetic analysis.

High throughput genetic analyses and quantitative detection methodologies (including, for example, PCR) is undergoing rapid evolution and technological changes. New technologies, techniques or products could emerge which might allow the packaging and analysis of genomic information at densities similar to, or even higher than, our existing or future technology. Other companies may begin to offer products that are directly competitive with, or are technologically superior to, our products. There can be no assurance that we will be able to maintain our technological advantages over emerging technologies in the future. Over time, we will need to respond to technological innovation in a rapidly changing industry. Standardization of tools and systems for genetic research is still ongoing and there can be no assurance that our products will emerge as the standard for genetic research. The emergence of competing technologies and systems as market standards for genetic research may result in our products becoming uncompetitive which would have an adverse effect on our business and prospects.

Our success depends on the continuous development of new products and our ability to manage the transition from our older products to new products.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing, and many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do. In addition, many current and potential competitors have greater name recognition, more extensive customer bases and access to proprietary genetic content. The continued success of our products will depend on our ability to produce products with smaller feature sizes and create greater information capacity at our current or lower costs. The successful development, manufacture and introduction of our new products is a complicated process and depend on our ability to manufacture and supply enough products in sufficient quantity and quality and at acceptable cost in order to meet customer demand. If we fail to keep pace with emerging technologies or are unable to develop, manufacture and introduce new products, we will become uncompetitive, our pricing and margins will decline, and our business will suffer.

Our failure to successfully manage the transition between our older products and new products may adversely affect our financial results. As we introduce new or enhanced products, we must successfully manage the transition from older products to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and provide sufficient supplies of new products to meet customer demands. When we introduce new or enhanced products, we face numerous risks relating to product transitions, including the inability to accurately forecast demand and difficulties in managing different sales and support requirements due to the type or complexity of the new products.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our products.

Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities and others may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. Any of these scenarios could reduce the potential markets for our products.

Risks Related to Our Organization

Even though we are not a California corporation, our common stock could still be subject to a number of key provisions of the California General Corporation Law.

Under Section 2115 of the California General Corporation Law (CGCL), corporations not organized under California law may still be subject to a number of key provisions of the CGCL. This determination is based on whether the corporation has significant business contacts with California and if more than 50% of its voting securities are held of record by persons having addresses in California. In the immediate future, we will continue our business and operations and a majority of our business operations, revenue and payroll will be conducted in, derived from, and paid to residents of California. Therefore, depending on our ownership, we could be subject to some provisions of the CGCL. Among the more important provisions are those relating to the election and removal of directors, cumulative voting, standards of liability and indemnification of directors, distributions, dividends and repurchases of shares, stockholder meetings, approval of some corporate transactions, dissenters’ and appraisal rights, and inspection of corporate records. If we are required to comply with these provisions, this compliance could cause us to incur additional administrative and legal expenses and divert our management’s time and attention from the operation of our business.

Because WaferGen has become public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with WaferGen’s becoming a public company through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf. Also, if securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price.

Risks Related to Our Common Stock

Our common stock has a limited bid history and prospective investors may not be able to resell their shares at their purchase price, if at all.

Our common stock is currently available for trading in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “WGBS.OB.” Prior to the closing of the Merger, there was no bid history for our common stock and there is no assurance that a regular trading market will develop or, if developed, will be sustained. This may severely limit the liquidity of our common stock, and may likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

The market price of the common stock has fluctuated significantly since it was first quoted on the OTC Bulletin Board on June 6, 2007. Since this date, through December 14, 2007, the price has fluctuated from a low of $1.06 to a high of $2.60. The price of our common stock may continue to fluctuate significantly in response to factors, some of which are beyond our control, including the following:

•	actual or anticipated variations in operating results;

•	the limited number of holders of the common stock, and the limited liquidity available through the OTC Bulletin Board;

•	changes in financial estimates by securities analysts;

•	changes in the economic performance and/or market valuations of other biotechnology companies;

•	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	sales or other transactions involving our capital stock.

Our common stock may be considered “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the common stock and may affect the ability of investors to sell their shares. These regulations may likely have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock. In addition, since the common stock is currently traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the common stock and may experience a lack of buyers to purchase our stock or a lack of market makers to support the stock price.

Stockholders may experience dilution of their ownership interests because of the future issuance of additional shares of our common stock and our preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We are authorized to issue an aggregate of 310,000,000 shares of capital stock consisting of 300,000,000 shares of common stock, par value $0.001 per share, of which 23,217,846 shares were issued and outstanding as of December 31, 2007, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share, of which no shares are issued and outstanding. The preferred stock will have preferences and rights as may be determined by our board of directors at the time of issuance. Specifically, our board of directors has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into common stock, which could decrease the relative voting power of the common stock or result in dilution to our existing stockholders. In addition, as of December 31, 2007, we have outstanding options to purchase an aggregate of 2,268,736 shares of our common stock and warrants to purchase an aggregate of 3,031,901 shares of our common stock. The future exercise of these options and warrants will subject our existing stockholders to experience dilution of their ownership interests. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any additional shares of our common stock may create downward pressure on the trading price of our common stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which shares of our common stock are then traded.

Our principal stockholders will have significant voting power and may take actions that may not be in the best interests of other stockholders.

Our officers, directors, principal stockholders and their affiliates control approximately 41% of our outstanding common stock. If these stockholders act together, they will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

Stockholders should not anticipate receiving cash dividends on our stock.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Item 2.	Description of Property

Our principal administrative and laboratory facility totals approximately 11,222 square feet and is located in Fremont, California. We currently lease such facilities for $11,222 per month, which increases during the term of the lease. The term of the lease expires on March 31, 2010.

Our existing facility is not yet being used at full capacity and management believes that this facility is adequate and suitable for current and anticipated needs.

Item 3.	Legal Proceedings

From time to time we may be involved in claims arising in the ordinary course of business. To our knowledge, no legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business and financial condition.

We anticipate that we will expend significant financial and managerial resources to the defense of our intellectual property rights in the future if we believe that our rights have been infringed. We also anticipate that we will expend significant financial and managerial resources to defend against claims that our products and services infringe upon the intellectual property rights of third parties.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.	Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Trading Information

Our common stock is currently quoted on the OTC Bulletin Board maintained by the NASD under the symbol WGBS.OB. As soon as practicable, and assuming we satisfy all necessary initial listing requirements, we intend to apply to have our common stock listed for trading on the American Stock Exchange or The Nasdaq Stock Market, although we cannot be certain that any of these applications will be approved.

The transfer agent for our common stock is Continental Stock Transfer and Trust Company at 17 Battery Place, New York, New York 10004.

	HIGH	LOW

Fiscal Year ended December 31, 2007
Fourth Quarter	$2.28	$1.21
Third Quarter	$2.40	$1.55
Second Quarter	$2.40	$1.65

There are no historical prices available prior to the merger with WaferGen in May 31, 2007.

As of March 25, 2008, there were approximately 102 owners of record of our common stock.

Trades in our common stock may be subject to Rule 15g-9 of the Exchange Act, which imposes requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction before the sale.

The SEC also has rules that regulate broker/dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on some national exchanges, provided that the current price and volume information with respect to transactions in that security is provided by the applicable exchange or system). The penny stock rules require a broker/dealer, before effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing before effecting the transaction, and must be given to the customer in writing before or with the customer’s confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for shares of common stock.

Dividend Policy

We have never declared or paid dividends on shares of our common stock. We intend to retain future earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

We consider our common stock to be thinly traded and any reported sale prices may not be a true market-based valuation of our common stock. On December 31, 2007 the closing price of our common stock, as reported on the OTC was $2.00.

Recent Sales of Unregistered Securities

Sales by WaferGen

On January 1, 2007, WaferGen borrowed $162,000 from Alnoor Shivji in exchange for two promissory notes. On January 30, 2007, Alnoor Shivji and WaferGen entered into a Note and Warrant Purchase Agreement, pursuant to which Mr. Shivji was granted the right purchase up to $300,000 of promissory notes and warrants to purchase up to 98,684 shares of WaferGen’s common stock, subject to adjustment. Pursuant to this Agreement, on January 30, 2007, Mr. Shivji purchased three promissory notes in the aggregate principal amount of $262,000, by converting his earlier loans for $162,000 and advancing $100,000 in new funds to WaferGen, and three warrants to purchase an aggregate of 86,182 shares of WaferGen’s Series B Preferred Stock at a purchase price of $0.76 per share until the earlier of (i) five years from the date of grant or (ii) the date WaferGen closes its initial public offering. The notes issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on June 30, 2007.

On February 28, 2007, Mr. Shivji and WaferGen amended the terms of the Note and Warrant Purchase Agreement to allow for the purchase by Mr. Shivji of up to $400,000 of promissory notes and warrants to purchase up to 131,579 shares of WaferGen’s common stock, subject to adjustment. In connection with this amendment, on February 28, 2007, Mr. Shivji purchased an additional promissory note in the principal amount of $138,000 and a five-year warrant to purchase an additional 45,397 shares of WaferGen’s Series B Preferred Stock at a purchase price of $0.76 per share. The note issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on June 30, 2007.

On March 30, 2007, Mr. Shivji and WaferGen amended the terms of the Note and Warrant Purchase Agreement to allow for the purchase by Mr. Shivji of up to $650,000 of promissory notes and warrants to purchase up to 213,816 shares of WaferGen’s common stock, subject to adjustment. In connection with this amendment, on March 30, 2007, Mr. Shivji purchased an additional promissory note in the principal amount of $250,000 and a five-year warrant to purchase an additional 82,237 shares of WaferGen’s Series B Preferred Stock at a purchase price of $0.76 per share. The note issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on June 30, 2007.

On May 14, 2007, Mr. Shivji made an additional loan to WaferGen in the amount of $100,000. There were no warrants issued in connection with this loan. The note issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on June 30, 2007. Mr. Shivji is an accredited investor as defined under Regulation D, Rule 501(a) promulgated by the SEC.

The transactions described above were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

Sales by WBSI

As of May 31, 2007, WBSI accepted subscriptions for a total of 7,178,444.33 units in a private placement, consisting of an aggregate of 7,178,447 shares of WBSI’s common stock and five-year warrants to purchase an aggregate of an additional 2,153,533 shares of WBSI’s common stock at an exercise price of $2.25 per share, at $1.50 per unit, pursuant to the terms of a Confidential Private Placement Memorandum, dated April 16, 2007. We received gross proceeds from such closing of the private placement of $10,767,666.50 (which includes $240,000 of outstanding indebtedness converted into units).

The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The units and the common stock sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Net proceeds received from the private placement were to be used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

Rodman & Renshaw, LLC acted as the placement agent in the private placement (the “Placement Agent”). In connection with the closing of the private placement on May 31, 2007, the Company paid the Placement Agent: (i) a cash fee of $683,736.66 (equal to 7% of the aggregate purchase price paid by each purchaser of units in the private placement, other than up to $1,000,000 of units purchased by existing stockholders of WaferGen and units issued upon the conversion of outstanding indebtedness), (ii) five-year warrants to purchase 455,825 shares of our common stock (equal to 7% of the number of shares of our common stock on which the cash fee is payable for units sold in the private placement), at an exercise price of $2.25 per share, with mandatory registration rights covering the shares of common stock underlying the warrants, and (iii) reimbursement for all reasonable out of pocket expenses incurred in connection with the engagement, including, but not limited to, the reasonable expenses of counsel.

See Exhibits 10.21(1) and 10.22(1) attached hereto for a description of WBSI securities issued in connection with the Merger. The issuance of the securities in the Merger was not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Item 6.	Management’s Discussion and Analysis or Plan of Operations

This discussion should be read in conjunction with the other sections of this Report, including Item 1 and Item 7 and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Current Report on Form 10-KSB. See “Cautionary Factors That May Affect Future Results.” Our actual results may differ materially.

Company Overview

WaferGen was incorporated in Delaware on October 22, 2002. WaferGen is engaged in the development, manufacture and sale of systems for gene expression, genotyping and stem-cell research for the life sciences, pharmaceutical drug discovery and biomarker discovery and diagnostic products industries. WaferGen’s products are aimed at professionals who perform genetic analysis and cell biology, primarily at pharmaceutical and biotech companies, academic and private research centers and diagnostics companies involved in biomarker research. Through the SmartChip™ System and SmartSlide™ System products, WaferGen plans to provide new performance standards with significant savings of time and cost for professionals in the field of gene expression research and to facilitate biomarker discovery, toxicology and clinical research.

WaferGen’s revenue is subject to fluctuations due to the timing of sales of high-value products and service projects, the impact of seasonal spending patterns, the timing and size of research projects its customers perform, changes in overall spending levels in the life science industry and other unpredictable factors that may affect customer ordering patterns. Any significant delays in the commercial launch or any lack or delay of commercial acceptance of new products, unfavorable sales trends in existing product lines, or impacts from the other factors mentioned above, could adversely affect WaferGen’s revenue growth or cause a sequential decline in quarterly revenue. Due to the possibility of fluctuations in WaferGen’s revenue and net income or loss, WaferGen believes that quarterly comparisons of its operating results are not a good indication of future performance.

Since inception, WaferGen has incurred substantial operating losses. As of December 31, 2007, WaferGen’s accumulated deficit was $11,952,907 and the total stockholders’ equity was $4,598,240. Losses have principally occurred as a result of the substantial resources required for the research, development, and manufacturing scale-up effort required to commercialize WaferGen’s initial products and services. WaferGen expects to continue to incur substantial costs for research, development, and manufacturing scale-up activities over the next several years. WaferGen will also need to increase its selling, general and administrative costs as it builds up its sales and marketing infrastructure to expand and support the sale of systems, other products, and services.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table presents selected items in our condensed consolidated statements of operations for the years ended December 31, 2007 and 2006, respectively:

	December 31,
	2007	2006

Revenues	$228,973	$50,495
Cost of sales	79,116	14,750

Gross margin	149,857	35,745

Operating expenses:
Sales and marketing	848,818	152,405
Research and development	2,429,273	1,624,237
General and administrative	2,802,938	945,554

Total operating expenses	6,081,029	2,722,196

Operating loss	(5,931,172)	(2,686,451)

Total Other income and (expenses):
Interest income	163,047	—
Interest expense	(189,539)	—

Total Other income and (expenses)	(26,492)	—

Net loss before provision for income taxes	(5,957,664)	(2,686,451)
Provision for income taxes	—	—

Net loss	$(5,957,664)	$(2,686,451)

The following tables represent selected items in our condensed consolidated statements of operations for the years ended December 31, 2007 and 2006:

Revenues

The following table represents our revenue for the years ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$228,973	$50,495	353.5%

Revenues for the year ended December 31, 2007 increased by $ 178,478. In 2007, WaferGen began selling its SmartSlide products with a new team of sales personal, allowing it to generate minimal revenues for the first time since inception.

Costs of Sales

The following table represents our cost for the years ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$79,116	$14,750	436.4%

Cost of sales includes the cost of product paid to third party vendors.  For the year ended December 31, 2007, cost of sales increased by $64,366. The increase is related to the increased sales during the year ended December 31, 2007.

Sales and Marketing Expenses

The following table represents our sales and marketing expense for the years ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$848,818	$152,405	456.9%

Sales and marketing expenses consist primarily of compensation cost of our sales and marketing team and cost associated with various marketing programs. For the year ended December 31, 2007, sales and marketing expenses increased $696,413. The increase resulted primarily due to an increase head count resulting in greater salaries and wages.  We expect our sales and marketing expenses to increase in absolute dollars as we expand our staff to develop our sales and marketing infrastructure, and incur additional costs to support the growth in our business.

Research and Development Expenses

The following table represents our research and development expenses for the years ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$2,429,273	$1,624,237	49.6%

Research and development expenses consist primarily of salaries and personnel-related expenses, laboratory supplies and other expenses related to the design, development, testing and enhancement of our product. We expense our research and development expenses as they incur.  We expect our research and development expenses to increase in absolute dollars as we expand our product base.

For the year ended December 31, 2007, research and development expenses increased $805,036.  The increase resulted primarily from an increased head count resulting in greater salaries and wages, an increase in research and development supplies used for product development and testing, our move to a new facility with more lab equipment, and an increase in stock-based compensation associated with the issuance of stock options.

General and Administrative Expenses

The following table represents our general and administrative expenses for the year ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$2,802,938	$945,554	196.4%

Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development and general management, as well as professional fees, such as expenses for legal and accounting services. We expect our general and administrative expenses to increase in absolute dollars as we expand our staff, develop our infrastructure and incur additional costs to support the growth in our business.

For the year ended December 31, 2007, general and administrative expenses increased $1,857,384. The increase resulted primarily from an increased head count resulting in greater salaries and wages, an increase in stock-based compensation associated with the issuance of restricted common stock and stock options, legal and professional fees related to the filing of a registration statement and other documents to comply with regulations related to the Merger.

Interest Income

The following table represents our interest income for the year ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$163,047	$—	N/A	%

The increase in interest income was a result of excess cash being invested in interest-bearing vehicles during the year ending December 31, 2007.

Interest Expense

The following table represents our interest expense for the year ended December 31, 2007 and 2006:

December 31,
2007	2006	% Change

$189,539	$—	N/A	%

Interest expenses consist of $171,053 of amortization associated with the debt discount and $18,486 of interest expense.

Liquidity and Capital Resources

As of December 31, 2007, WaferGen had cash of $5,189,858. WaferGen has historically met its liquidity requirements through borrowings and through the sale of equity securities. As of December 31, 2007, WaferGen had working capital of $4,296,516.

Borrowings. From inception through December 31, 2007, WaferGen raised a total of $3,665,991 from the issuance of notes payable to related and unrelated parties. WaferGen issued notes that totaled $688,412 for the twelve months ended December 31, 2007 and $1,497,520 and $1,480,059 in 2004 and 2005, respectively. All of these notes issued in 2004 and 2005, together with accrued but unpaid interest of $107,494, were converted into Series A Preferred Stock in 2005.

Sales of Equity Securities. From inception through December 31, 2007, WaferGen has raised a total of $1,137 from the sale of 6,420,000 shares of its Common Stock. From inception to March 31, 2007, WaferGen has raised a total of $1,559,942 from the sale of 2,052,552 shares of Series B Preferred Stock.

Sales of Notes and Warrants. On January 1, 2007, WaferGen borrowed $162,000 from Alnoor Shivji in exchange for two promissory notes. On January 30, 2007, Mr. Shivji and WaferGen entered into a Note and Warrant Purchase Agreement, pursuant to which WaferGen agreed to sell to Mr. Shivji (i) up to $300,000 of 7% promissory notes and (ii) warrants to purchase up to 98,684 shares of Series B Preferred Stock at $0.76 per share. On January 30, 2007, Mr. Shivji purchased $262,000 of promissory notes under this Note and Warrant Purchase Agreement by converting his earlier loans of $162,000 and advancing an additional $100,000 of additional funds to WaferGen.

On February 28, 2007, Mr. Shivji agreed to increase the aggregate amount available under the Note and Warrant Purchase Agreement from $300,000 to $400,000 and WaferGen agreed to increase the number of shares of Series B Preferred Stock that may be purchased pursuant to the warrants issued to Mr. Shivji from 98,684 to 131,579. In connection with this amendment to the Note and Warrant Purchase Agreement, Mr. Shivji advanced an additional $100,000 to WaferGen.

On March 30, 2007, Mr. Shivji agreed to increase the aggregate amount available under the Note and Warrant Purchase Agreement from $400,000 to $650,000 and WaferGen agreed to increase the number of shares of Series B Preferred Stock that may be purchased pursuant to the warrants issued to Mr. Shivji from 131,579 to 213,816 shares. In connection with this amendment to the Note and Warrant Purchase Agreement, Mr. Shivji advanced an additional $250,000 to WaferGen.

On February 7, 2007, Mr. Shivji exercised his warrants to purchase 471,698 shares of Series A Preferred Stock in exchange for $66,037.

Net Cash Used in Operating Activities. WaferGen experienced negative cash flow from operating activities for the year ended December 31, 2007 in the amounts of $4,737,175. The cash used in operating activities in the year ended December 31, 2007 was due to cash used to fund a net operating loss of $5,078,975, adjusted for non-cash expenses related to depreciation and amortization, stock-based compensation, and miscellaneous income, as off-set by cash provided from a change in working capital of $341,800.

Net Cash Used in Investing Activities. WaferGen use cash of $256,223 to acquire property and equipment.

Net Cash Provided By Financing Activities. WaferGen’s financing activities provided $10,147,098 of cash for the year ended December 31, 2007. Cash provided by financing activities, was primarily due to the issuance of Common Stock in the amount of $9,921,531 the issuance of $688,412 of notes payable, and $66,037 of Series A Preferred Stock off-set by the repayment on note payable of $510,000 and repayment of capital lease for $18,882.

In connection with the Merger, we sold a total of 8,008,445 shares of our Common Stock for gross proceeds of $12,012,668 through the private placement in May 2007. In addition, these investors received five-year warrants to purchase an additional 2,402,533 shares of our Common Stock at an exercise price of $2.25 per share. In connection with the Private Placement, we incurred placement agent fees totaling $837,205, and issued five-year warrants to purchase an additional 455,825 shares of our Common Stock at an exercise price of $2.25 per share to the Placement Agent. In addition, we incurred other professional fees and expenses totaling approximately $1,080,000 in connection with the Merger.

We expect that the net proceeds could fund our operations for a period of approximately nine months. Our operating needs include the planned costs to operate our business, including amounts required to fund working capital and capital expenditures. At the present time, we have no material commitments for capital expenditures. However, our future capital requirements and the adequacy of our available funds will depend on many factors, including, our ability to successfully commercialize our SmartChip™ and SmartSlide™ products, competing technological and market developments and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, result of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance. We believe sufficient uncertainties exist regarding the future realization of deferred tax assets, and, accordingly, a full valuation allowance is required, amounting to $5,056,326 at December 31, 2007. In subsequent periods, if and when we generate pre-tax income, a tax expense will not be recorded to the extent that the remaining valuation allowance can be used to offset that expense. Once a consistent pattern of pre-tax income is established or other events occur that indicate that the deferred tax assets will be realized, additional portions or all of the remaining valuation allowance will be reversed back to income. Should we generate pre-tax losses in subsequent periods, a tax benefit will not be recorded and the valuation allowance will be increased.

Stock-Based Compensation. We measure the fair value of all stock-based awards, including stock options, on the grant date and record the fair value of these awards as compensation expense over the service period. The fair value is estimated using the Black-Scholes valuation model.

The weighted-average fair value was $0.51 for the year ended December 31, 2007 and $1.23 for the year ended December 31, 2006. Amounts expensed were $648,988 and $642,076 for the year ended December 31, 2007 and 2006, and $1,300,881 for the period from inception to December 31, 2007.

The fair value of each option grant has been estimated using the following assumptions:

	December 31, 2007	December 31, 2006
Risk Free Interest rate	4.26%-4.85%	4.57%-5.07%
Expected Lives	5 Years	5 Years
Expected Volatility	19%-21%	21%
Dividend Yields	0%	0%

Risk-Free Interest Rate. This is the United States treasury rate for the day of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected Life. This is the period of time over which the award is expected to remain outstanding and is based on management’s estimate, taking into consideration vesting term, contractual term, and historical lives. An increase in the expected life will increase the fair value and the related compensation expense.

Expected Volatility. This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. The average daily price volatility of the Small Cap Medical Equipment Index was used for the period corresponding to the expected life. An increase in the expected volatility life will increase the fair value and the related compensation expense.

Dividend Yield. We have not made any dividend payments nor do we have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Contractual Obligations

On April 23, 2007, we entered into a First Amendment to Lease, effective as of May 1, 2007, which amended our existing lease for approximately 11,222 square feet of space in an office building located in Fremont, California. The leased space serves as our only corporate office. The amendment extended the termination date of the lease from December 31, 2007 to March 31, 2010. In addition, it increased the basic annual rent (as defined in the lease), commencing April 31, 2007, to $8,417 until December 31, 2007 with an increase to $11,222 until February 28, 2009, and a final increase to $11,905 until March 31, 2010.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of FAS No. 109, “Accounting for Income Taxes” (“FAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant effect on the Company’s financial statements.

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140” (“FAS 156”). FAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. FAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The adoption of FAS 156 did not have an effect on the Company’s financial statements.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of FAS 157 will have a significant effect on its financial statements.

In September 2006, the SEC released SAB 108 “Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses the process of quantifying financial statement misstatements, such as addressing both the carryover and reversing effects of prior year misstatements on the current year financial statements. SAB 108 became effective for our fiscal year ended December 31, 2006. The adoption of this statement had no impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (“FAS 159”). FAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of FAS No. 159 on its financial position and results of operations and have not yet elected this fair value option for any assets or liabilities.

In December, 2007, the FASB issued Statement 141R, “Business Combinations” (FAS 141R). FAS 141R replaces FAS 141.  FAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value.  FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The effective date for the Company will be January 1, 2009.  We have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. 140-3 Accounting for Transfers of Financial Assets and Repurchase Transactions (FSP 140-3). This position provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This statement will become effective for the Company as of January 1, 2009, and is not expected to result in additional disclosures nor expected to have a material effect on the Company’s results of operations or financial condition.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This staff position amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This statement is not expected to have a material effect on the Company’s results of operations or financial condition.

Cautionary Factors That May Affect Future Results

This Form 10-KSB and other written reports and oral statements made from time to time by the Company may contain so-called “forward-looking statements,” all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

Information regarding market and industry statistics contained in this Report is included based on information available to the Company that it believes is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. The Company has not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this Report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company’s filings with the SEC, especially on Forms 10-KSB, 10-QSB and 8-K. In various filings the Company has identified important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties.

Item 7.	Financial Statements and Supplementary Data

The following financial statements are filed as a part of this report:

•	Report of Independent Registered Public Accounting Firms

•	Consolidated Financial Statements

•	Balance Sheet

•	Statements of Operations

•	Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

•	Consolidated Statements of Cash Flows

•	Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
WaferGen Bio-systems, Inc.:

We have audited the accompanying consolidated balance sheet of WaferGen Bio-systems, Inc. (a development stage company) (the "Company") as of December 31, 2007, and the related consolidated statements of operations, Series B preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two year period ended December 31, 2007 and for the period from October 22, 2002 (inception) to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of the Company, as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2007 and from October 22, 2002 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has incurred net losses since its inception and has experienced liquidity problems. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regarding to those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rowbotham & Company LLP

San Francisco, California
March 28, 2008

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Balance Sheet

December 31,
2007

Assets
Current assets:
Cash and cash equivalents	$5,189,858
Accounts receivables	139,827
Inventories	62,521
Prepaid expenses and other current assets	87,487

Total current assets	5,479,693

Property and equipment, net	321,159
Other assets	54,016

Total assets	$5,854,868

Liabilities, Series B Preferred Stock, and Stockholders’ Equity (Deficit)

Current liabilities:
Accounts payable	$560,641
Accrued rent	19,340
Accrued payroll	414,519
Accrued vacation	156,234
Current portion of capital lease obligations	32,443

Total current liabilities	1,183,177

Capital lease obligations, net of current portion	73,451

Commitment and contingencies	—

Stockholders’ equity (deficit):
Preferred Stock, $0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—
Common Stock: $0.001 par value; 300,000,000 shares authorized; 23,217,846 shares issued and outstanding at December 31, 2007	23,218
Additional paid-in capital	16,527,929
Accumulated deficit	(11,952,907

Total stockholders’ equity (deficit)	4,598,240

Total liabilities, Series B Preferred Stock, and stockholders’ equity (deficit)	$5,854,868

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Operations

			Period From October 22,
	Year ended		2002 (Inception) to
	December 31,		December 31,
	2007	2006	2007

Revenues	$228,973	$50,495	$294,268
Cost of sales	79,116	14,750	100,866

Gross margin	149,857	35,745	193,402
Operating expenses:
Sales and marketing	848,818	152,405	1,001,223
Research and development	2,429,273	1,624,237	6,068,128
General and administrative	2,802,938	945,554	4,786,974

Total operating expenses	6,081,029	2,722,196	11,856,325

Operating loss	(5,931,172)	(2,686,451)	(11,662,923)
Other income and (expenses):
Interest income	163,047	—	163,047
Interest expense	(189,539)	—	(297,033)

Total other income and (expenses)	(26,492)	—	(133,986)

Net loss before provision for income taxes	(5,957,664)	(2,686,451)	(11,796,909)
Provision for income taxes	—	—	—

Net loss	(5,957,664)	(2,686,451)	(11,796,909)

Accretion on Series B Preferred Stock	(51,998)	(104,000)	(155,998)

Net loss applicable to common stockholders	$(6,009,662)	$(2,790,451)	$(11,952,907)

Net loss per share - basic and diluted	$(0.40)	$(0.81)

Shares used to compute net loss per share - basic and diluted	$15,119,255	$3,448,260

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of October 22, 2002	—	$—	—	$—	—	$—	$—	$—	$—

Net loss	—	—	—	—	—	—	—	—	—

Balances as of December 31, 2002	—	$—	—	$—	—	$—	$—	$—	$—

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of January 1, 2003	—	$—	—	$—	—	$—	$—	$—	$—

Net loss	—	—	—	—	—	—	—	(533,985)	(533,985)

Balances as of December 31, 2003	—	$—	—	$—	—	$—	$—	$(533,985)	$(533,985)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of January 1, 2004	—	$—	—	$—	—	$—	$—	$(533,985)	$(533,985)

Issuance of Common Stock in June for cash	—	—	—	—	2,483,610	2,484	(2,024)	—	460

Stock-based compensation	—	—	—	—	—	—	1,242	—	1,242

Net loss	—	—	—	—	—	—	—	(1,124,360)	(1,124,360)

Balances as of December 31, 2004	—	$—	—	$—	2,483,610	$2,484	$(782)	$(1,658,345)	$(1,656,643)

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of January 1, 2005	—	$—	—	$—	2,483,610	$2,484	$(782)	$(1,658,345)	$(1,656,643)

Issuance of Series A Preferred Stock in February upon conversion of notes payable and accrued interest	—	—	5,915,219	592	—	—	3,134,481	—	3,135,073

Issuance of Common Stock in September for cash	—	—	—	—	917,856	918	(748)	—	170

Stock-based compensation	—	—	—	—	—	—	8,575	—	8,575

Net loss	—	—	—	—	—	—	—	(1,494,449)	(1,494,449)

Balances as of December 31, 2005	—	$—	5,915,219	$592	3,401,466	$3,402	$3,141,526	$(3,152,794)	$(7,274)

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as January 1, 2006	—	$—	5,915,219	$592	3,401,466	$3,402	$3,141,526	$(3,152,794)	$(7,274)

Issuance of Common Stock in January for cash	—	—	—	—	4,049	4	(3)	—	1

Issuance of Series B Preferred Stock in February for cash	2,052,552	1,559,942	—	—	—	—	—	—	—

Issuance of restricted shares in March for services	—	—	—	—	24,296	24	(24)	—	—

Issuance of Common Stock in June for cash	—	—	—	—	8,099	8	(7)	—	1

Issuance of restricted shares in July for services	—	—	—	—	10,798	11	(11)	—	—

Issuance of restricted shares in August for services	—	—	—	—	16,197	16	(16)	—	—

Issuance of Common Stock in August for cash	—	—	—	—	17,007	17	(14)	—	3

Accretions on Series B Preferred Stock	—	104,000	—	—	—	—	—	(104,000)	(104,000)

Issuance of restricted shares in November for services	—	—	—	—	5,399	5	(5)	—	—

Issuance of Common Stock in November for cash	—	—	—	—	8,639	9	(7)	—	2

Stock-based compensation	—	—	—	—	—	—	642,076	—	642,076

Net loss	—	—	—	—	—	—	—	(2,686,451)	(2,686,451)

Balances as of December 31, 2006	2,052,552	$1,663,942	5,915,219	$592	3,495,950	$3,496	$3,783,515	$(5,943,245)	$(2,155,642)

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as January 1, 2007	2,052,552	$1,663,942	5,915,219	$592	3,495,950	$3,496	$3,783,515	$(5,943,245)	$(2,155,642)

Issuance of Common Stock in January for cash	—	—	—	—	26,996	27	473	—	500

Issuance of restricted shares in January for services	—	—	—	—	134,979	135	(135)	—	—

Issuance of Series A Preferred Stock in February for cash	—	—	471,698	47	—	—	65,990	—	66,037

Issuance of WaferGen Bio-systems, Inc. Common Stock to Wafergen, Inc.;'s Preferred shareholders in May	(2,052,552)	(1,715,940)	(6,386,917)	(639)	4,556,598	4,557	1,712,022	—	1,715,940

Issuance of Units for cash and notes payable in May and June, net of offering costs of $1,917,956	—	—	—	—	8,008,448	8,008	10,086,704	—	10,094,712

WaferGen Bio-systems, Inc. shares outstanding	—	—	—	—	11,277,782	11,278	(11,278)	—	—

Common Stock cancelled in May in accordance with Split-Off Agreement	—	—	—	—	(4,277,778)	(4,278)	4,278	—	—

Issuance of warrants in May and June to a placement agent	—	—	—	—	—	—	66,319	—	66,319

Issuance of warrants with debt in January, February, and March	—	—	—	—	—	—	171,053	—	171,053

Stock-based compensation	—	—	—	—	—	—	648,988	—	648,988

Accretions on Series B Preferred Stock	—	51,998	—	—	—	—	—	(51,998)	(51,998)

Common Stock cancelled in July	—	—	—	—	(5,129)	(5)	—	—	(5)

Net loss	—	—	—	—	—	—	—	(5,957,664)	(5,957,664)

Balance as of December 31, 2007	—	$—	—	$—	23,217,846	$23,218	$16,527,929	$(11,952,907)	$4,598,240

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Cash Flows

			Period From
			October 22, 2002
	Year ended		(Inception) to
	December 31,		December 31,
	2007	2006	2007

Cash flows from operating activities:
Net loss	$(5,957,664)	$(2,686,451)	$(11,796,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	58,653	23,581	126,299
Non cash miscellaneous income	(5)	—	(5)
Stock-based compensation	648,988	642,076	1,300,881
Issuance of Series A Preferred Stock for legal services	—	—	50,000
Issuance of Series A Preferred Stock for interest owed	—	—	107,494
Amortization of debt discount	171,053	—	171,053
Change in operating assets and liabilities:
Accounts receivable	(105,398)	(34,429)	(139,827)
Inventories	(62,521)	—	(62,521)
Prepaid expenses and other current assets	(76,431)	2,384	(87,487)
Other assets	—	—	(2,570)
Accounts payable	167,453	145,198	560,641
Accrued rent	19,340	—	19,340
Accrued payroll	264,519	150,000	414,519
Accrued vacation	134,838	2,488	156,234

Net cash used in operating activities	(4,737,175)	(1,755,153)	(9,182,858)

Cash flows from investing activities:
Deposit on Equipment of property and equipment	(51,446)	—	(51,446)
Purchase of property and equipment	(204,777)	—	(322,682)

Net cash used in investing activities	(256,223)	—	(374,128)

Cash flows from financing activities:
Advances from (repayments to) related party, net	—	37,519	61,588
Repayment of capital lease obligations	(18,882)	—	(18,882)
Proceeds from issuance of notes payable	688,412	—	3,665,991
Repayments on notes payable	(510,000)	—	(510,000)
Proceeds from issuance of Series A Preferred Stock	66,037	—	66,037
Proceeds from issuance of Series B Preferred Stock	—	1,559,942	1,559,942
Proceeds from issuance of Common Stock, net of offering costs	9,921,531	7	9,922,168

Net cash provided by financing activities	10,147,098	1,597,468	14,746,844

Net increase in cash	5,153,700	(157,685)	5,189,858

Cash and cash equivalents at beginning of the period	36,158	193,843	—

Cash and cash equivalents at end of the period	$5,189,858	$36,158	$5,189,858

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 1.	The Company

Wafergen, Inc. was incorporated in the State of Delaware on October 22, 2002. Scuttlebutt Yachts, Inc. was incorporated in the state of Nevada on August 4, 2005. On June 20, 2006 the name was changed to La Burbuja Cafe', Inc. On January 1, 2007 the name was changed to WaferGen Bio-systems, Inc.

Merger.

On May 31, 2007, Wafergen, Inc. was acquired by WaferGen Bio-systems, Inc. In the transactions, Wafergen, Inc. merged with a subsidiary of WaferGen Bio-systems, Inc. and became a wholly-owned subsidiary of WaferGen Bio-systems, Inc. (the “Merger”). The officers and board members of WaferGen Bio-systems, Inc. resigned and were replaced by officers of Wafergen, Inc. along with newly elected board members.

Concurrent with the closing of the Merger, WaferGen Bio-systems, Inc. consummated a private offering (the “Offering”) of 7,178,444 units of its securities (the “Units”), at a purchase price of $1.50 per Unit, consisting of an aggregate of 7,178,447 shares of Common Stock and warrants to purchase an aggregate of an additional 2,153,533 share of Common Stock for a period of five years at an exercise price of $2.25 per share (the “Investor Warrants”), which Investor Warrants are callable by the Company under certain circumstances.

On June 12, 2007, WaferGen Bio-systems, Inc. sold an additional 830,000 Units consisting of an aggregate of 830,001 shares of Common Stock and warrants to purchase an aggregate of 249,000 shares of Common Stock.

Wafergen, Inc. issued notes payable to a stockholder, our Chief Executive Officer, in the aggregate amount of $750,000. Rather than accepting cash consideration for Units acquired by the same individual, the Company agreed to issue at the first closing 160,000 Units at a rate of one Unit for each $1.50 of debt in consideration of his cancellation of $240,000 of existing notes payable.

A summary is as follows:

Gross proceeds from initial offering	$10,767,668
Gross proceeds from additional offering	1,245,000

Gross proceeds	12,012,668

Offering costs:
Paid	(1,851,637)
Issuance of warrants to placement agent	(66,319)

Total offering costs	(1,917,956)

Gross proceeds less offering costs	10,094,712
Issuance of warrants to placement agent	66,319
Cancellation of debt	(240,000)

Net proceeds	$9,921,031

We have filed, within 120 days of the initial closing date of the offering, a registration statement (the “Registration Statement”) registering for resale (i) the shares of Common Stock included in the units sold in the offering, (ii) the shares of Common Stock underlying the warrants  included in the units sold and (iii) the shares of Common Stock underlying the warrants issued to the Placement Agent in connection with the offering, consistent with the terms and provisions of the Registration Rights Agreement from the offering, which became effective on January18, 2008.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The exercise price and number of shares of our common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merge or consolidation. These warrants also provide the holders with weighted-average anti-dilution price protection.

The warrants, at the option of the holder, may be exercised by cash payment of the exercise price or by “cashless exercise.” A “cashless exercise” means that in lieu of paying the aggregate purchase price for the share being purchased upon exercise of the warrants in cash, the holder will forfeit a number of shares underlying the warrants with a “fair market value” equal to such aggregate exercise price. WaferGen Bio-systems, Inc. will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

Contemporaneously with the closing of the Merger, WaferGen Bio-systems, Inc. executed a Split-Off Agreement with certain shareholders whereby all the assets and liabilities of WaferGen Bio-systems, Inc. just prior to the Merger were exchanged for 4,277,778 shares of common stock of WaferGen Bio-systems, Inc. In addition, Wafergen, Inc. Series A Preferred Stock, Series B Preferred Stock, and Common Stock was converted into Common Stock of WaferGen Bio-systems, Inc. based on an exchange ratio of .53991522 for 1.

A summary of the Common Stock outstanding of WaferGen Bio-systems, Inc. subsequent to the above is as follows:

WaferGen Bio-systems, Inc. shares outstanding prior to the Merger	11,277,782
Shares issued to Wafergen, Inc. shareholders	8,214,523
Shares issued in the Offering	8,008,448
Shares cancelled in accordance with the Split-off Agreement	(4,277,778)

Total shares outstanding	23,222,975

WaferGen Bio-systems, Inc. also assumed all outstanding Wafergen, Inc.’s stock options and warrants with proportionate adjustments to the number of underlying shares and exercise prices based on an exchange ratio of .53991522 for 1.

The transaction between WaferGen Bio-systems, Inc. and Wafergen, Inc. has been treated as a reverse merger and recapitalization of Wafergen, Inc. for reporting purposes. Wafergen, Inc. is the acquirer for accounting purposes. WaferGen Bio-systems, Inc. is the issuer. The historical financial statements for periods prior to the acquisition become those of the acquirer. In a recapitalization, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to additional paid-in capital. Accumulated deficit of the acquirer is carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for the periods prior to the merger are restated to reflect the equivalent number of shares outstanding.

WaferGen Bio-systems, Inc. and subsidiaries (the “Company”) is engaged in the development, manufacture and sales of systems for gene expression, genotyping and stem cell research for the life sciences, pharmaceutical drug discovery and biomarker discovery and diagnostic products industries. The Company’s products are aimed at professionals who perform genetic analysis and cell biology, primarily at pharmaceutical and biotech companies, academic and private research centers, and diagnostics companies involved in biomarker research. Through the SmartChip™ and SmartSlide™ products, the Company plans to provide new performance standards with significant savings of time and cost for professionals in the field of gene expression research facilitating biomarker discovery, toxicology, and clinical research.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

Management’s Plan.  The Company has incurred operating losses and negative cash flows from operations since its inception. Management expects that revenues will increase as a result of current and future product releases. However, the Company also expects to incur additional expenses for the development and expansion of its products, marketing campaigns, and operating costs as it expands its operations. Therefore, the Company expects operating losses and negative cash flows to continue for the foreseeable future and anticipates that losses will increase from current levels as the Company continues to grow and develop. It is management’s plan to obtain additional working capital through additional financings. The Company believes that it will be successful in expanding operations, gaining market share, and raising additional funds. However, there can be no assurance that in the event the Company requires additional financing, such financing will be available at terms which are favorable, or at all. Failure to generate sufficient cash flows from operations or raise additional capital could have a material adverse effect on the Company's ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Going Concern.  The Company's consolidated financial statements have been presented on a basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company continues to face significant risks associated with the successful execution of its strategy given the current market environment for similar companies and failure to generate sufficient revenues or raise additional capital could have a material adverse effect on the Company’s ability to continue as a going concern and to achieve its intended business objectives. These facts raise substantial doubt about the Company’s ability to continue as a going concern, and there can be no assurance that the Company will be successful in its efforts to enhance its liquidity situation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2.	Summary of Significant Accounting Policies

Bases of Presentation. The accompanying consolidated financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America.

Principles of Consolidation. The consolidated financial statements include the financial statements of WaferGen Bio-systems, Inc. and its wholly-owned subsidiaries. All significant transactions and balances between the WaferGen Bio-systems, Inc. and its subsidiaries have been eliminated in consolidation.

Use of Estimates. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results and outcomes could differ from these estimates and assumptions.

Fair Value of Financial Instruments. The carrying amounts of cash, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued payroll, accrued vacation, and due to related party approximate fair value due to the short-term maturities of these instruments.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash in a commercial bank. Accounts at the commercial bank at times exceed $100,000. Accounts are secured by the Federal Deposit Insurance Corporation up to $100,000.

The Company generally requires no collateral from its customers. At December 31, 2007, three customers accounted for 32%, 32%, and 15% of accounts receivable. For the year ended December 31, 2007, three customers accounted for 20%, 20% and 11%  of total revenues. For the year ended December 31, 2006, three customers accounted for 70%, 20%, and 10%.

Accounts Receivable. An allowance for doubtful accounts will be recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances will be written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not recorded an allowance against its receivables based on management's estimate that the balance at December 31, 2007 is fully collectible.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

Inventory. Inventory is recorded at the lower of cost (first-in, first-out) or market value. Additionally, the Company evaluates its inventory in terms of excess and obsolete exposures. Inventory cost includes the cost of the product the Company paid to third party vendors.

Prepaid Expenses. Prepaid expenses are advance payment for products or services that will be used in operations and expensed based on usage, events, or the passing of time.

Property and Equipment. Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

Impairment of Long-Lived Assets. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows exceed the carrying value of the asset, a loss is recorded as the excess of the assets carrying value over its fair value. No assets were determined to be impaired in 2007.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized.

Revenue Recognition. The Company recognizes revenue based on the recognition criteria set forth in the SEC’s Staff Accounting Bulletin 104, “Revenues Recognition”, which is when delivery of product has occurred or services have been rendered and there is persuasive evidence of a sale arrangement, selling prices are fixed or determinable, and collectability from the customer is reasonable assured. Revenue from the sale of product is recognized when title passes to the customer. Sales are recorded net of estimated cash discount.

Expense Recognition. Expenses are charged to expense as incurred.

Stock-Based Compensation. The Company measures the fair value of all stock-based awards, including stock options, on the grant date and records the fair value of these awards to compensation expense over the service period. The fair value is estimated using the Black-Scholes valuation model.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The fair value of each option grant has been estimated using the following assumptions:

	December 31,	December 31,
	2007	2006

Weighted-average grant date fair value	$0.51	$1.23

Risk free interest rate	4.26%-4.85%	4.57%-5.07%

Expected lives	5 Years	5 Years

Expected volatility	19%-21%	21%

Dividend yields	0%	0%

Amounts expensed were $648,988 and $642,076 for the years ended December 31, 2007 and 2006 and $1,300,881 for the period from inception to December 31, 2007.

Risk-free Interest Rate. This is the U.S treasury rate for the day of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected Life. This is the period of time over which the award is expected to remain outstanding and is based on management’s estimate, taking into consideration vesting term, contractual term, and historical lives. An increase in the expected life will increase the fair value and the related compensation expense.

Expected Volatility. This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. The average daily price volatility of the Small Cap Medical Equipment was used for the retrospective period corresponding to the expected life. An increase in the expected volatility life will increase the fair value and the related compensation expense.

Dividend Yield. The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Research and Development. Research and development costs are charged to operations as incurred.

Comprehensive Loss. The Company has no components of comprehensive income (loss) other than its net loss and, accordingly, comprehensive loss is the same as the net loss for all periods presented.

Net Loss Per Share. Basic net loss per share to common stockholders is calculated based on the weighted-average number of shares of common stock outstanding during the period excluding those shares that are subject to repurchase by the Company. Diluted net loss per share attributable to common shareholders would give effect to the dilutive effect of potential common stock consisting of stock options, warrants, and preferred stock. Dilutive securities have been excluded from the diluted net loss per share computations as they have an antidilutive effect due to the Company's net loss.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The following outstanding stock options, warrants, and preferred stock (on an as-converted into common stock basis) were excluded from the computation of diluted net loss per share attributable to holders of common stock as they had an antidilutive effect as of December 31, 2007 and 2006:

	December 31,	December 31,
	2007	2006

Options issuable upon exercise of common stock options	704,952	399,844
Shares issuable upon exercise of Series A preferred stock option	—	229,909
Shares issuable upon exercise of Common Stock warrants	37,931	—
Shares issuable upon conversion of preferred stock	2,056,606	4,163,396

Total	2,799,489	4,793,149

Reclassification. Certain financial statement reclassifications have been made to the period ending December 31, 2006 to conform to the period ending December 31, 2007.

Segments. Segments are defined as components of the Company's business for which separate financial information is available that is evaluated by the Company's chief operating decision maker (its CEO) in deciding how to allocate resources and assess performance. The Company has only one overall operating segment. All sales have been to customers located in the United States. All long-lived assets are within the United States.

Recent Accounting Pronouncements. In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of FAS No. 109, “Accounting for Income Taxes” (“FAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant effect on the Company’s financial statements.

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140” (“FAS 156”). FAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. FAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The adoption of FAS 156 did not have an effect on the Company’s financial statements.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of FAS 157 will have a significant effect on its financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

In September 2006, the SEC released SAB 108 “Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses the process of quantifying financial statement misstatements, such as addressing both the carryover and reversing effects of prior year misstatements on the current year financial statements. SAB 108 became effective for our fiscal year ended December 31, 2006. The adoption of this statement had no impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (“FAS 159”). FAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of FAS No. 159 on its financial position and results of operations and have not yet elected this fair value option for any assets or liabilities.

In December, 2007, the FASB issued Statement 141R, “Business Combinations” (FAS 141R). FAS 141R replaces FAS 141.  FAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value.  FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The effective date for the Company will be January 1, 2009.  We have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. 140-3 Accounting for Transfers of Financial Assets and Repurchase Transactions (FSP 140-3). This position provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This statement will become effective for the Company as of January 1, 2009, and is not expected to result in additional disclosures nor expected to have a material effect on the Company’s results of operations or financial condition.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This staff position amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This statement is not expected to have a material effect on the Company’s results of operations or financial condition.

NOTE 3.	Inventories

Inventories consisted of the following at December 31, 2007:

December 31,
2007

Finished goods	$62,521

Inventories	$62,521

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 4.	Property and Equipment

Property and equipment consisted of the following at December 31, 2007:

December 31,
2007

Equipment	$389,255
Leasehold improvements	41,365
Furniture and fixtures	16,838

Total property and equipment	447,458

Less accumulated depreciation and amortization	(126,299)

Property and equipment, net	$321,159

Depreciation and amortization expense totaled $58,653 and $23,381 for the year ended December 31, 2007 and 2006, and $126,299 for the period from inception to December 31, 2007.

In 2007, the Company entered into a capital lease agreement for equipment, As of December 31, 2007, equipment includes $124,776 of equipment under capital lease and accumulated amortization of assets under capital lease was $13,441.

NOTE 5.	Notes Payable

The activity in the notes payable to a stockholder, our Chief Executive Officer, for the year ended December 31, 2007 is as follow:

Due to related party converted into a note payable	$61,588
Cash received in exchange for notes payable to a stockholder	688,412

Total notes payable to a stockholder	750,000
Cancellation of notes payable to a stockholder in exchange for Units	(240,000)
Repayment of notes payable to a stockholder	(510,000)

Notes payable to a stockholder outstanding at December 31, 2007	$—

Interest expense totaled $189,539 for year ended December 31, 2007, none for December 31, 2006, and $297,033 for the period from inception to December 31, 2007. Interest expense, excluding amortization of the discount on the note payable to a stockholder was $18,486 for the year ended December 31, 2007.

In conjunction with the issuance of the notes payable to the stockholder, the Company issued warrants to purchase a total of 213,816 shares, 115,442 shares post-merger, of its Series B Preferred Stock at an exercise price of $0.76 per share, $1.41 per share post-merger. The warrants are exercisable for a period of five years. Utilizing the Black-Scholes valuation model and the following assumptions: estimated volatility of 21%, a contractual life of five years, a zero dividend rate, 4.67% risk free interest rate, and the fair value of the Series B Preferred Stock of $1.40 per share, the Company determined the allocated fair value of the warrants to be $171,053. This amount was recorded as a discount on the notes payable to a stockholder and is being amortized and charged to operations as interest expense over the maturity periods of the notes payable to the stockholder.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 6.	Commitments and Contingencies

The Company leases its office space for use in its operations under a noncancelable operating lease that expires in March 2010.  The Company leases some equipment under capital leases that expire in dates through August 2011.

Aggregate future minimum lease obligations for certain leases in effect as of December 31, 2007 are as follows:

	Operating Lease	Capital Leases

Year ending December 31:
2008	$134,664	$39,904
2009	141,494	39,904
2010	35,715	31,161
2011	—	9,117

Total minimum lease obligations	$311,873	120,086

Less amounts representing interest		(14,192)

Present value of future minimum lease payments		105,894
Less current portion of capital lease obligation		(32,433)

Capital lease obligation, less current portion		$73,461

Rent expense totaled $138,917 and $44,200 for the years ended December 31, 2007 and 2006 and $274,125 for the period from inception to December 31, 2007.

NOTE 7.	Common and Preferred Stock

Common Stock. Each share of Common Stock is entitled to one vote. The holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. Since inception, no dividends have been declared.

Preferred Stock. The cumulative amount of Series B Preferred Stock dividends that are unearned and undeclared prior to the Merger were $155,998. Prior to the Merger, the carrying amount of Series B Preferred Stock included accretions related to the liquidation and redemption feature in the amount of $155,998.

During 2006, the Company’s Board of Directors authorized a second amendment and restatement of the Company’s Certificate of Incorporation. The Company’s second amended and restated Certificate of Incorporation, authorizes the Company to issue a total of 43,000,000 shares of stock, consisting of 26,000,000 shares of Common Stock, 10,000,000 shares of Series A Preferred Stock and 7,000,000 shares of Series B Preferred Stock.

NOTE 8.	Stock Options and Warrants

In 2003, the Company’s Board of Directors adopted a 2003 Incentive Stock Plan (the “2003 Plan”). The 2003 Plan authorized the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors, and consultants for up to 1,500,000 shares of common stock. Under the Plan, incentive stock options and nonqualified stock options can be granted. Incentive stock options are to be granted at a price that is no less than 100% of the fair value of the stock at the date of grant. Options will be vested over a period according to the Option Agreement, and are exercisable for a maximum period of ten years after date of grant. Options granted to stockholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at an exercise price no less than 110% of the fair value of the stock on the date of grant.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

In November 2006, the Company increased the aggregate number of shares of Common Stock that may be issued under the 2003 Plan to a total authorized reserve of 2,500,000 shares, a 1,000,000 share increase.

A summary of stock option transactions is as follows:

	Stock Options

	Options	Number of	Weighted
	Available for	Options	Average
	Grant	Outstanding	Exercise Price

Shares originally reserved	1,500,000	—	$—
Granted	(510,000)	510,000	0.0001
Forfeited	245,000	(245,000)	0.0001

Balance at December 31, 2003	1,235,000	265,000	0.0001
Granted	(185,000)	185,000	0.0028
Forfeited	30,000	(30,000)	0.0001

Balance at December 31, 2004	1,080,000	420,000	0.0013
Granted	(120,000)	120,000	0.0100

Balance at December 31, 2005	960,000	540,000	0.0032
Additional shares reserved	1,000,000	—	—
Granted	(356,000)	356,000	0.0800
Exercised	—	(70,000)	0.0001
Forfeited	65,000	(65,000)	0.0247

Balance at December 31, 2006	1,669,000	761,000	0.0376
Granted	(530,000)	530,000	0.2484
Exercised	—	(50,000)	0.0100
Forfeited	—	(10,799)	0.1482
Exchange ratio adjustment	—	(570,965)	—
Plan frozen	(1,139,000)	—	—

Balance at December 31, 2007	—	659,236	$0.2399

The number of options exercisable as of December 31, 2007 and 2006 were 623,040 and 298,146. The weighted-average exercise price for options that are exercisable is $0.0069 and $0.0012 at December 31, 2006 and 2005.

Upon completion of the Merger, WaferGen Bio-systems, Inc. also assumed all outstanding Wafergen, Inc's stock options with proportionate adjustments to the number of underlying shares and exercise prices based on an exchange ratio of ..53991522 for 1. In addition, the 2003 Plan was frozen resulting in no additional options available for grant. The number of stock options outstanding is 410,875 (761,000 times .53991522) post Merger.

On January, 2007 WaferGen Bio-systems, Inc’s Board of Directors and stockholders adopted the 2007 Stock Option Plan (the “2007 Plan”). The purpose of the 2007 Plan is to provide an incentive to retain the employment of directors, officer, consultants, advisors and employees of the Company, persons of training, experience and ability, to attract new directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage the sense of proprietorship, and to stimulate the active interest of such persons into the Company’s development and financial success. Under the 2007 Plan, the Company is authorized to issue incentive stock options intended to qualify under Section 422 of the Code, no-qualified stock options and restricted stock. The 2007 Plan shall be administered by the Company’s Board of Director.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

A summary of the stock option transactions under the 2007 Plan is as follows:

	Stock Options
	Options	Number of	Weighted
	Available for	Options	Average
	Grant	Outstanding	Exercise Price

Shares originally reserved	2,000,000	—	$—
Granted	(1,609,500)	1,609,500	1.80

Balance at December 31, 2007	390,500	1,609,500	$1.80

The following table Summarizes information concerning outstanding options as of December 31, 2007:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	Outstanding	Average	Weighted	Exercisable	Average	Weighted	Aggregate
	as of	Remaining	Average	as of	Remaining	Average	Intrinsic
Exercise	December	Contractual	Exercise	December	Contractual	Exercise	Value
Price	31, 2007	Life (in Years)	Price	31, 2007	Life (in Years)	Price

$0.000152-0.000228	137,678	5.79	$0.0002	134,079	5.75	$0.0002	$269,925
$0.018521-0.027782	64,790	7.59	0.0185	39,144	7.59	0.0185	72,244
$0.148171-0.222257	173,312	8.57	0.1482	63,192	8.57	0.1482	102,824
$0.463036-0.694554	283,456	9.02	0.4630	269,958	9.02	0.4630	396,019
$1.50-2.25	1,609,500	9.50	1.8002	116,667	9.43	1.5827	50,167

	2,268,736	9.07	$1.3287	623,040	8.26	$0.5390	$891,179

The Company has issued restricted Common Stock grants. The restricted Common Stock grants offer the recipient the opportunity to receive shares of Common Stock, rather than options that would give them the right to purchase Common Stock at a set price. The restricted Common Stock grants entitle the holder to receive shares of Common Stock subject to certain terms. The Company's restricted Common Stock generally has vesting restrictions that are eliminated over a four-year period.

The Company determined the amount of share-based compensation in connection with the restricted stock grants based on the fair value of the Company's Common Stock on the respective grant dates. The restricted stock awards totaled 105,000 shares, 56,690 shares post-merger, and the fair market value at grant date ranged from $0.75 to $1.50.

The compensation is being charged to operations over the same period as the restrictions are eliminated.

In November 2006, the Company issued fully vested Series A Preferred Stock option exercisable into 471,698 shares of Series A Preferred Stock to a founder. The option is immediately exercisable into shares of Series A Preferred Stock at a per share price of $0.14 and expire on any date during the earlier of (i) calendar year 2007 and (ii) the calendar year in which a change in control has occurred. The Company determined the fair market value of the option to be $575,450 using the following assumptions: risk free interest rate of 4.60%, no dividend yield, expected volatility of 21%, and an expected life of one year. Amounts expensed were $575,450 for the year ended December 31, 2006 and the period from inception to December 31, 2007. In February 2007, this option was exercised.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The following table summarizes the Company’s unvested stock option activity for the year ended December 31, 2007:

	Number	Weighted Average Grant
	of	Date Fair
	Shares	Value
Unvested at January 1, 2007	249,902	$1.81
Granted	1,895,655	0.66
Exercised	(10,685)	0.14
Forfeited	(10,799)	1.34
Vested	(478,377)	1.68

Unvested at December 31, 2007	1,645,696	$0.54

The aggregate intrinsic value is the total pretax intrinsic value (i.e., the difference between the Company’s estimated stock price at December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2007. The aggregate intrinsic value for options outstanding was $2,777,098 at December 31, 2007 and the aggregate intrinsic value for options exercisable was $998,271 at December 31, 2007. The aggregate intrinsic value for options exercised was $69,500.

The amounts expensed for stock-based compensation totaled $648,988, $642,076 for the year ended December 31, 2007 and 2006 and $1,300,881 for the period from inception to December 31, 2007.

At December 31, 2007, there was $706,569 of total stock-based compensation costs which is expected to be recognized over an estimated weighted average amortization period from January 2008 to October 2011. No amounts related to stock-based compensation costs have been capitalized. The tax benefit and the resulting effect on cash flows from operations and financial activities, related to stock-based compensation costs were not recognized as the Company currently provides a full valuation allowance for all of its deferred taxes.

In May 2007 and June 2007, the Company issued fully vested Common Stock warrants exercisable into 513,926 shares of Common Stock to a placement agent in connection with the Offering. The warrants are immediately exercisable into shares of Common Stock at a per share price of $2.25 and expire in May and June of 2012. The Company determined the fair market value of the warrants to be $66,319 using the following assumptions: fair market value of common stock of $1.50 for first closing and $1.70 for second closing, risk free interest rate of 4.85%, no dividend yield, expected volatility of 20%, and an expected life of two and one-half years. This amount was recorded as offering costs.

A summary of outstanding Common Stock Warrants as of December 31, 2007 is as follows:

		Exercise	Expiration
Securities into which warrants are convertible	Shares	Price	Date

Common Stock	115,442	$1.41	Jan., Feb., and March 2012
Common Stock	2,402,533	$2.25	May and June 2012
Common Stock	513,926	$2.25	May and June 2012

Total	3,031,901

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 9.	Income Taxes

The provision for income taxes consists of the following for the years ended December 31, 2007 and 2006 and the period from inception to December 31, 2007:

Period From
October 22,
2002
(Inception) to
	December 31,	December 31,	December 31,
	2007	2006	2007

Currently payable (refundable):
Federal	$—	$—	$—
State	—	—	—

Total current	—	—	—

Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Provision for income taxes	$—	$—	$—

A reconciliation of the provision for income taxes with the expected provision for income taxes computed by applying the federal statutory income tax rate (34%) to the net loss before provision for income taxes for the years ended December 31, 2007 and 2006 and the period from inception to December 31, 2007 is as follows:

			Period From
			October 22,
			2002
			(Inception) to
	December 31,	December 31,	December 31,
	2007	2006	2007

Pro Provision for income taxes at federal statutory rate	$(2,025,606)	$(913,393)	$(4,010,949)
Federal research and development tax credits	(289,179)	—	(289,179)
Expenses not deductible	460,507	—	460,507
Change in federal valuation allowance	1,854,278	913,393	3,839,621

Provision for income taxes	$—	$—	$—

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The components of the deferred tax assets as of December 31, 2007 and 2006 are as follows:

	December 31,	December 31,
	2007	2006

Deferred tax assets:
Net operating loss carryforwards	$3,225,483	$—
Capitalized start-up cost and research and development cost	1,046,170	2,148,836
Stock-based compensation	—	279,271
Research and development tax credit	582,982	—
depreciation on property and equipment	21,770	—
Accruals	179,921	73,426

Total deferred tax asset	5,056,326	2,501,533

Valuation allowance	(5,056,326)	(2,501,533)

Net deferred tax assets	$—	$—

Deferred income were provided for the following items for the years ended December 31, 2007 and 2006 and the period from inception to December 31, 2007:

			Period From
			October 22,
			2002
			(Inception) to
	December 31,	December 31,	December 31,
	2007	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$3,225,483	$—	$3,225,483
Capitalized start-up cost and research and development cost	(1,102,666)	810,485	1,046,170
Stock-based compensation	(279,271)	275,065	—
Research and development tax credit	582,982	—	582,982
depreciation on property and equipment	21,770	—	21,770
Accruals	106,495	65,326	179,921
Valuation allowance	(2,554,793)	(1,150,876)	(5,056,326)

Net deferred income taxes	$—	$—	$—

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets. There are no prior year tax returns under audit by taxing authorities, and management is not aware of any impending audits.

At December 31, 2007 the Company had federal and state net operating loss carryforwards of approximately $7,525,000. The federal and state net operating loss carryforwards will expire in various periods through 2027.

At December 31, 2007, the Company had federal and state research and development tax credits of approximately $300,000. The federal research and development tax credits will expire in various periods through 2027 and the California state research and development tax credit can be carried forward indefinitely.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

Utilization of net operating loss carryforwards may be subject to substantial limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

NOTE 10.	Related Party Transactions

During the year ended December 31, 2007, a shareholder converted $61,588 of accounts payable to a note payable.

NOTE 11.	Cash Flow Information

Cash paid during the years ended December 31, 2007 and 2006 and the period from inception to December 31, 2007 is as follows:

			Period From
			October 22,
			2002
			(Inception) to
	December 31,	December 31,	December 31,
	2007	2006	2007

Interest	$18,486	$—	$18,486

Income taxes	$—	$—	$—

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

Supplemental disclosure of non-cash investing and financing activities for the years ended December 31, 2007 and 2006 and the period from inception to December 31, 2007 is as follows:

	Year ended December 31,		Period From October 22, 2002 (Inception) to December 31,
	2007	2006	2007

Accretions on Series B Preferred Stock	$51,998	$104,000	$155,998

Conversion of due to a stockholder to notes payable	$61,588	$—	$61,588

Issuance of warrants with notes payable	$171,053	$—	$171,053

Conversion of debt to Common Stock	$240,000	$—	$240,000

Conversion of debt to Series A Preferred Stock	$—	$—	$2,977,579

Property and equipment acquired with capital leases	$124,776	$—	$124,776

NOTE 12.	Subsequent Events

On February 26, 2008, the Company and Terry W. Osborn, the Company’s former chief operating officer of the Company, mutually agreed to terminate the employment of Mr. Osborn effective as of February 26, 2008.   In connection with the termination of Mr. Osborn’s employment, the Company and Mr. Osborn entered into a mutual separation agreement.  Pursuant to the terms of the agreement, Mr. Osborn will receive severance in the amount of approximately $17,000.  In addition, the Company will accelerate the vesting of (1) options to purchase 27,536 shares previously granted to Mr. Osborn with an exercise price of $0.14817 per share, and (2) options to purchase 37,500 shares previously granted to Mr. Osborn with an exercise price of $2.25 per share.  The parties also have released each other from certain claims they may have against each other.

On January 24, 2008, the Company announced the formal opening of its new, state-of-the-art subsidiary in Kulim Hi-Tech Park, Kedah, Malaysia. With the opening, the subsidiary, WaferGen Biosystems (M) Sdn. Bhd., will launch various initiatives to support a number of WaferGen's ongoing SmartChip™ Real-Time PCR System development and commercialization goals. Most critically, this new organization will oversee several research and development activities related to the SmartChip™ Real-Time PCR System, pursue and establish valuable research and development collaborations with local universities and government-run research centers, and coordinate production of the SmartChip™ system with WaferGen's Malaysia-based contract manufacturer.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

NOTE 13.	Quarterly Financial Data

	Year ended December 31, 2007
	First	Second	Third	Fourth

Revenues	$60,460	$300	$6,700	$161,513
Cost of sales	21,774	—	1,770	55,572
Gross margin	38,686	300	4,930	105,941
Operating expenses:
Sales and marketing	152,182	137,788	277,248	281,600
Research and development	399,758	361,948	728,288	939,279
General and administrative	424,661	384,495	773,656	1,220,126
Total operating expenses	976,601	884,231	1,779,192	2,441,005
Operating loss	(937,915)	(883,931)	(1,774,262)	(2,335,064)
Other income and (expenses):
Interest income	—	15,781	82,960	64,306
Interest expense	(42,802)	(143,724)	(308)	(2,705)
Total other income and (expenses)	(42,802)	(127,943)	82,652	61,601
Net loss before provision for income taxes	(980,717)	(1,011,874)	1,691,610)	(2,273,463)
Provision for income taxes	—	—	—	—
Net loss	(980,717)	(1,011,874)	(1,691,610)	(2,273,463)
Accretion on Series B Preferred Stock	(31,199)	(20,799)	—	—
Net loss applicable to common stockholders	$(1,011,916)	$(1,032,673)	$(1,691,610)	$(2,273,463)

Net loss per share - basic and diluted	$(0.28)	$(0.10)	$(0.07)	$(0.10)

Shares used to compute net loss per share - basic and diluted	3,629,129	10,107,941	23,217,846	23,217,846

	Year ended December 31, 2006
	First	Second	Third	Fourth

Revenues	$10,000	$—	$31,500	$4,995
Cost of sales	3,000	—	9,390	2,360
Gross margin	7,000	—	22,110	2,635
Operating expenses:
Sales and marketing	30,844	43,929	38,632	39,000
Research and development	231,327	287,983	231,793	873,134
General and administrative	123,374	156,194	115,896	550,090
Total operating expenses	385,545	488,106	386,321	1,462,224
Operating loss	(378,545)	(488,106)	(364,211)	(1,459,589)
Other income and (expenses):
Interest income	—	—	—	—
Interest expense	—	—	—	—
Total other income and (expenses)	—	—	—	—
Net loss before provision for income taxes	(378,545)	(488,106)	(364,211)	(1,459,589)
Provision for income taxes	—	—	—	—
Net loss	(378,545)	(488,106)	(364,211)	(1,459,589)
Accretion on Series B Preferred Stock	(26,000)	(26,000)	(26,000)	(26,000)
Net loss applicable to common stockholders	$(404,545)	$(514,106)	$(390,211)	$(1,485,589)

Net loss per share - basic and diluted	$(0.11)	$(0.15)	$(0.11)	$(0.43)

Shares used to compute net loss per share - basic and diluted	3,535,672	3,431,146	3,463,072	3,488,932

Item 8.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 8A.	Controls and Procedures.

As of the end of the period covered by this Annual Report, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the report we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s forms, and that such information is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.  Based on the evaluation and the identification of the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted, with the participation of our Chief Executive Officer and Chief Financial Officer, an assessment, including testing of the effectiveness, of our internal control over financial reporting as of December 31, 2007. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.   In connection with management’s assessment of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, we identified the following material weaknesses in our internal control over financial reporting as of December 31, 2007:

1.	The Company has not established adequate financial reporting monitoring activities to mitigate the risk of management override, specifically:

a.	Delegation of authority has not been formally documented;

b.	Insufficient oversight of accounting principle implementation; and

c.	Insufficient oversight of external audit functions;

2.
There is a strong reliance on the external auditors to review and adjust the annual and quarterly financial statements, to monitor new accounting principles, and to ensure compliance with GAAP and SEC disclosure requirements;

3.	There is a strong reliance on the external attorneys to review and edit the annual and quarterly filings and to ensure compliance with SEC disclosure requirements; and

4.
We have not adequately divided, or compensated for, incompatible functions among personnel to reduce the risk that a potential material misstatement of the financial statements would occur without being prevented or detected.

Because of the material weaknesses noted above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by COSO.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

Management is in the process of addressing its material weaknesses in an effort to improve its system of internal control over financial reporting through the following actions:

1.	Our Chief Executive Officer and our Chief Financial Officer will prepare a formal documentation of delegation policy that will be reviewed and approved by the Board;

2.
As a small business, the Company does not have the resources to install a dedicated staff with deep expertise in all facets of SEC disclosure and GAAP compliance.  As is the case with many small businesses, the Company will continue to work with its external auditors and attorneys as it relates to new accounting principles and changes to SEC disclosure requirements.  The Company has found that this approach worked well in the past and believes it to be the most cost effective solution available for the foreseeable future;

3.
The Company will conduct a review of existing sign-off and review procedures as well as document control protocols for critical accounting spreadsheets.  The Company will also increase management’s review of key financial documents and records; and

4.
As a small business, the Company does not have the resources to fund sufficient staff to ensure a complete segregation of responsibilities within the accounting function.  However, Company management does review, and will increase the review of, financial statements on a monthly basis, and the Company’s external auditor conducts reviews on a quarterly basis.  These actions, in addition to the improvements identified above, will minimize any risk of a potential material misstatement occurring.

The foregoing initiatives will enable us to improve our internal controls over financial reporting. Management is committed to continuing efforts aimed at improving the design adequacy and operational effectiveness of its system of internal controls.  The remediation efforts noted above will be subject to the Company’s internal control assessment, testing and evaluation process.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8B.	Other Information.

None.

PART III

Item 9.	Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

    Executive Officer and Directors

    Set forth below is certain information regarding our directors, executive officers and key personnel.

Name	Age	Position
Alnoor Shivji	51	Chief Executive Officer, President and Chairman of the Board
Victor Joseph	55	Chief Technical Officer, Secretary and Director
Amjad Huda	47	Chief Financial Officer, Treasurer and Director
David Gelfand	63	Chief Scientific Officer
Mona Chadha	47	Vice President, Marketing and Business Development
Makoto Kaneshiro	49	Director
R. Dean Hautamaki	45	Director
Joel Kanter	51	Director

    Our directors hold office for one-year terms until the earlier of their death, resignation or removal or until their successors have been elected and qualified. Our officers are elected annually by the board of directors and serve at the discretion of the board.  There are no family relationships among our directors and executive officers. Our above-listed officers and directors have neither been convicted in any criminal proceeding during the past five years nor parties to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal of state securities laws or commodities laws. Similarly, no bankruptcy petitions have been filed by or against any business or property of any of our directors or officers, nor has bankruptcy petition been filed against a partnership or business association in which these persons were general partners or executive officers.

    Biographies

    Alnoor Shivji, Chief Executive Officer, President and Chairman of the Board. Mr. Shivji has served as our Chief Executive Officer, President and Chairman of the Board since the closing of the Merger. He is a co-founder of WaferGen and has served as its Chief Executive Officer and President since April 1, 2003, and as Chairman of the Board since October 2002. Between December 2003 and July 2006, he was also the Investment Director at VPSA, Inc. in Paris, France, and between October 2001 and February 2002, he was the President and Chief Executive Officer of Redwave Networks, Inc. From April 2001 to August 2001, Mr. Shivji was President of Metro Switching Division of Ciena Corp. Between August 1998 and March 2001, he was the Founder, President and Chief Executive Officer of Cyras Systems. He co-founded Fiberlane Communications, Inc. and was President of Fiberlane Communications (Canada), Inc. from December 1996 to April 1998. Mr. Shivji also co-founded Osiware, an enterprise software company sold to Infonet Services Corporation, which was later bought by BT Group plc. Currently, he is a General Partner with Global Asset Capital, a venture capital firm with which he has been associated since March 2002, and has a long history advising and investing in Silicon Valley startups. Mr. Shivji has a BS degree from University of British Columbia.

    Victor Joseph, Chief Technical Officer, Secretary and Director. Mr. Joseph has served as our Chief Technical Officer, Secretary and a director since the closing of the Merger. He is a co-founder of WaferGen and has served as its Chief Technical Officer and Secretary since April 1, 2003, and as a director since October 2002. Mr. Joseph has over 20 years of experience working in research and development, manufacturing, consulting and management in a variety of industries including Semiconductor IC, inkjet, personal computers, optical communication, disk drives and specialty chemicals. Between April 2001 and March 2003 he was the Vice President of the Switching Products Group of Avrio Technologies. From January 2000 to April 2001 he was a Technology Assessment Manager with Cisco Systems, Inc. and served as a Senior Business Development Manager and Senior Engineer with Hewlett-Packard Company between November 1993 and January 2000. Throughout his career, Mr. Joseph has maintained his intellectual property through patents, of which he currently holds three in inkjet technology, one in fiber optic switch technology, one in integrated biochip technology and seven in-house pending patents. He holds a Masters of Science from the University of Toronto in IE/OR and BS ChemE from REC Warangal, India.

    Amjad Huda, Chief Financial Officer, Treasurer and Director. Mr. Huda has served as our Chief Financial Officer, Treasurer and a director since the closing of the Merger. He is a co-founder of WaferGen and has served as its Chief Financial Officer and Treasurer since January 1, 2004, and as a director since October 2002. In addition to his role as the Chief Financial Officer, he served as WaferGen’s Chief Operations Officer from January 2004 to February 2007. Between September 1997 and December 2003, he worked for Nortel Networks Corporation in its international research and development operations. Between September 1995 and September 1997, Mr. Huda worked for KPMG, LLP; between March 1991 and August 1995, Mr. Huda worked for Coopers & Lybrand (now PriceWaterhouseCoopers); and between September 1985 and February 1991, Mr. Huda worked for General Foods (now Kraft Foods, Inc.). Mr. Huda holds a Bachelor of Science in Industrial Engineering from St. Cloud State University (St. Cloud, Minnesota) and an MBA in Finance from Golden Gate University (San Francisco, California).

    Dr. David Gelfand, Chief Scientific Officer. Dr. Gelfand has served as our Chief Scientific Officer since the closing of the Merger. He joined WaferGen in February 2007 as Chief Scientific Officer. Since October 2005, Dr. Gelfand has worked as a consultant in the fields of molecular diagnostics, nucleic acid amplification, DNA sequencing and genotyping.  From December 1991 to October 2005, Dr. Gelfand worked for Roche Molecular Systems, Inc., performing in vitro molecular diagnostics tests, discovery research and development for molecular research reagents. While at Roche Molecular Systems, Inc., Dr. Gelfand was Vice President of the Discovery Research Division and a Director of the program in Core Research. He received his Ph.D. in Biology from University of California, San Diego.

    Mona Chadha, Vice President, Marketing , Business Development & Corporate Communications. Ms. Chadha has served as our Vice President of Marketing, Business Development and Corporate Communications since the closing of the Merger. She joined WaferGen in July 2006 as its Vice President, Marketing and Business Development. Ms. Chadha has over 15 years of experience in global product commercialization for leading biotechnology companies. From July 2003 through July 2006, she was the Associate Director of Technology Marketing at Nektar Therapeutics, where she led the company’s repositioning and branding efforts and co-marketing of inhaled insulin. She spent nine years with Applied Biosystems Group (Applera Corporation), from 1993 through 2001, in multiple top tier jobs, including Product Manager, Senior Product Manager and Product Line Manager. Before joining Applied Biosystems, she was with CLONTECH Laboratories, Inc. during 1992 and 1993 as product manager and worked between 1988 and 1992 at Pharmacia LKB Biotechnology, Inc. as a Technical Specialist and Marketing Applications Specialist. She holds a double Masters degree in Cell Biology and Anatomy from Columbia University and Microbiology from India.  She also completed the Executive Marketing Management Certificate Program at Stanford University.

    Makoto Kaneshiro, Director. Mr. Kaneshiro has served as our director since the closing of the Merger. He has also served as a director of WaferGen since March 2005. Mr. Kaneshiro is a founding member of Genetic Devices, Co., Ltd. in Japan and prior to that was the Executive Director of Overseas Investment for CSK Venture Capital Co., Ltd., where he had been since 2001. Previously, Mr. Kaneshiro was Executive Vice President of Sega.com and Sega of America. Before Sega, he was a member of the business development and corporate planning team of Sony Corporation of America. From 2003 to 2004, Mr. Kaneshiro was a member of the Board of Directors of Sega Corporation which was a publicly traded company in Japan. He holds an MBA from Yale University.

    Dr. R. Dean Hautamaki, Director. Dr. Hautamaki has served as our director since the closing of the Merger. Dr. Hautamaki is a practicing physician and since January 2005 has been the Assistant Clinical Professor of Medicine at the Florida State University College of Medicine in Tallahassee, Florida. From September 2003 to December 2005, Dr. Hautamaki was the Chairman of the Department of Medicine at Sarasota Memorial Hospital in Sarasota, Florida. From September 1997 through December 2005, he was a partner at Lung Associates of Sarasota in Sarasota, Florida. Dr. Hautamaki has authored over 12 papers and presented in several conferences.

    Joel Kanter, Director. Joel Kanter has been in the financial services industry for over three decades and has focused on providing equity and bridge financing to small and mid-size companies and institutional financing to mature enterprises. He has served as President of Windy City, Inc., a privately held investment firm, and as the Chief Executive Officer and President of Walnut Financial Services, Inc., a publicly traded company. Mr. Kanter currently serves on the Board of Directors of several public companies, including: Aquamatrix, Inc., I-Flow Corporation, Magna-Lab, Inc., Medgenics, Inc., Modigene, Inc., and Pet DRx Corporation, as well as a number of private concerns. Mr. Kanter has a B.A. in Political Science and a B.S. in Psychology from Tulane University.

    Board of Directors and Corporate Governance

    Upon the closing of the Merger, Matthew Markin and Maria Maribel Jaramillo De La O, the members of the board of directors of WBSI at such time, resigned and simultaneously therewith a new board of directors was appointed, consisting of four members designated by WaferGen (Alnoor Shivji, Victor Joseph, Amjad Huda and Makoto Kaneshiro), and two members designated by WBSI’s stockholders (Dr. R. Dean Hautamaki and Joel Kanter).

    Section 16(a) Beneficial Ownership Reporting Compliance

    We are not subject to Section 16(a) of the Exchange Act.

    Code of Ethics

    Our Company’s board of directors has adopted a Code of Business Conduct and Ethics that applies to, among other persons, our Company’s President (our principal executive officer) and our Chief Financial Officer (our principal financial and accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics set forth written standards that are designed to deter wrongdoing and promote:

(1)	handling honest and ethical conduct, including the ethical of actual or apparent conflicts of interest between personal and professional relationships;
(2)	full, fair, accurate, timely, and understandable disclosure in report and document that we file with, or submit to, the Security and Exchange Commission and in other public communications made by us;
(3)	compliance with applicable government laws, rules and regulations;
(4)	the prompt internal reporting of violations of Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and
(5)	accountability for adherence to the Code of Business Conduct and Ethics.

    Our Code of Business Conduct and Ethics requires, among other things, that all of our Company’s personnel shall be accorded full access to our President, Secretary, and Chief Financial Officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our Company’s personnel are to be accorded full access to our Company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president, secretary, and chief financial officer.

    In additional, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our Company, consistent with generally accepted accounting principles, and federal, provincial and state security laws. Any employee who become aware of any incident involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our Company’s president, secretary, or chief financial officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president, secretary, or chief financial officer, the incident must be reported to the Audit Committee. Any failure to report such inappropriate or irregular conduct of other is to be treated as a severe disciplinary matter. It is against our Company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Company’s Code of Business Conduct and Ethics by another.

    Our Code of Business Conduct and Ethics is filed as Exhibit 10.30 to this Annual Report on Form 10-KSB.

    We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Request can be sent to: WaferGen Biosystems, Inc. at 46531 Fremont Blvd. Fremont, California 94538.

    Board Independence and Committees

    We are not currently listed on any national securities exchange that has a requirement that the Board of Directors be independent. However, in evaluating the independence of its members and the composition of the committees of the Board of Directors, the Board utilizes the definition of “independence” as that term is defined by SEC rules.

    We believe that Messrs. Kaneshiro, Kanter and Dr. Hautamaki qualify as “independent” directors, as that term is defined by SEC rules.

    We have three standing committees: the audit committee; the corporate governance committee; and the compensation committee.

    Audit Committee

    Our current Audit Committee was formed during September 2007.  It attends to and reports to our Board of Directors with respect to matters regarding our independent registered public accounting firm, including, without limitation: reviewing the annual registration; approving the firm to be engaged as our independent registered public accounting firm for the next fiscal year; reviewing with our independent registered public accounting firm the scope and results of their audit and any related management letter; consulting with our independent registered public accounting firm and our management with regard to our accounting methods and adequacy of our internal controls over financial reporting; approving the professional services rendered by our independent registered public accounting firm; reviewing the independence, management consulting services and fees of our independent registered public accounting firm; inquiring about significant risks or exposures and methods to minimize such risk; ensuring effective use of audit resources; and preparing and supervising the SEC reporting requirements.  Our Audit Committee currently consists of Mr. Kanter (Chairman), Dr. Hautamaki, and Mr. Kaneshiro.  The audit committee met two (2) times during the fiscal year.  In addition, the Board of Directors believes that Mr. Kanter meets the definition of “audit committee financial expert,” as defined by SEC rules.

    Corporate Governance Committee

    The Corporate Governance Committee of the Board of Directors is appointed by the Board (i) to oversee the selection of new directors, (ii) to oversee the function of the Board in its committees, and (iii) to evaluate the Board’s performance as well as the relationship between the Board and the Company’s management. The Corporate Governance Committee currently consists of Mr. Kaneshiro (Chairman), Dr. Hautamaki, and Mr. Kanter.  The Corporate Governance Committee met one (1) time during the fiscal year.

    Compensation Committee

    Our Compensation Committee was formed in September 2007 to attend to and report to our Board of Directors with respect to the appropriate compensation of our directors and executive officers and is responsible for administering all of our employee benefit plans.  The Compensation Committee currently consists of Mr. Kaneshiro (Chairman), Dr. Hautamaki, and Mr. Kanter.  The compensation committee met one (1) time during the fiscal year.

Item 10.     Executive Compensation

    Summary Compensation Table

    The following table summarizes all compensation recorded by us in each of fiscal year 2007 and 2006 for (i) our principal executive officer, (ii) our two most highly compensated executive officers other than our principal executive officer, each of whom was serving as an executive officer at the end of fiscal year 2007 and whose total compensation exceeded $100,000 in fiscal year 2007 and (iii) up to two additional individuals for whom disclosure would have been provided under (ii) above but for the fact that the individual was not serving as one of our executive officers at the end of  fiscal year 2007. Such officers are referred to herein as our “Named Executive Officers.”

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Option Awards ($)		Total ($)
Alnoor Shivji	2007	$229,166	(1)	—	(2)	$215,308	(4)	$444,474
Chief Executive Officer	2006	$200,000		50,000	(3)	575,450	(5)	$825,450

Amjad Huda	2007	$229,166	(1)	—	(2)	$215,308	(4)	$444,474
Chief Financial Officer	2006	$200,000		50,000	(3)	$—		$250,000

Victor Joseph	2007	$229,166	(1)	—	(2)	$215,308	(4)	$444,474
Chief Technology Officer	2006	$200,000		50,000	(3)	$—		$250,000

(1)	Annual salary of $250,000 commenced on May 31, 2007, the date of executive officer’s employment agreement with WaferGen.

(2)
Under such executive officer’s employment agreement, the executive officer is entitled to a performance-based bonus of up to 25% of his salary.  The Compensation Committee of the Board has determined that each such executive shall receive a bonus in 2008 for the executive’s performance in 2007 equal to 25% of his base salary (or $62,300) upon the completion of a financing transaction by the Company above a certain threshold amount.

(3)	Bonus earned in 2006 but paid in 2007.

(4)
The value of the Option Award has been computed in accordance with FAS No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options granted to employees in exchange for services over the requisite service period, which is typically the vesting period. For more information, see Item 6, Notes to the Financial Statements.

(5)
Represents the value of an option issued to Mr. Shivji as a replacement for a warrant to purchase 471,698 shares of WaferGen’s Series A Preferred Stock at a purchase price of $0.14 per share. For more information, see Note 2 to the Financial Statements.

    Agreements with Executive Officers

    Alnoor Shivji

    We have entered into an employment agreement with Alnoor Shivji to serve as our Chairman and Chief Executive Officer, for renewable one year terms. Pursuant to this employment agreement, Mr. Shivji is entitled to receive an annual base salary of $250,000, subject to annual reviews by our Compensation Committee. Mr. Shivji is also entitled to a performance-based bonus of up to 25% of his salary. Upon execution of his employment agreement, we granted Mr. Shivji an option to purchase 166,666 shares of our common stock at an exercise price of $1.50 per share, which option shall vest in equal monthly installments over four years. If we terminate Mr. Shivji’s employment without cause or if Mr. Shivji resigns for good reason, we will pay Mr. Shivji his then current annual base salary for one year, payable in accordance with standard payroll procedures, any earned but unpaid base salary, any unpaid pro rata annual bonus and any amounts necessary to reimburse Mr. Shivji for employment-related expenses and for unused, but accrued, vacation days. Our failure to renew this agreement for any subsequent one-year term shall be deemed to be a termination without cause. This agreement prohibits Mr. Shivji from competing with us for the greater of (i) one year after the termination of his employment or (ii) the length of time Mr. Shivji receives severance payments from us.

    Amjad Huda

    We have entered into an employment agreement with Amjad Huda to serve as our Chief Financial Officer and Treasurer, for renewable one year terms. Pursuant to this employment agreement, Mr. Huda is entitled to receive an annual base salary of $250,000, subject to annual reviews by our Compensation Committee. Mr. Huda is also entitled to a performance-based bonus of up to 25% of his salary. Upon execution of his employment agreement, we granted Mr. Huda an option to purchase 166,667 shares of our common stock at an exercise price of $1.50 per share, which option shall vest in equal monthly installments over four years. If we terminate Mr. Huda’s employment without cause or if Mr. Huda resigns for good reason, we will pay Mr. Huda his then current annual base salary for one year, payable in accordance with standard payroll procedures, any earned but unpaid base salary, any unpaid pro rata annual bonus and any amounts necessary to reimburse Mr. Huda for employment related expenses and for unused, but accrued, vacation days. Our failure to renew this agreement for any subsequent one-year term shall be deemed to be a termination without cause. This agreement prohibits Mr. Huda from competing with us for the greater of (i) one year after the termination of his employment or (ii) the length of time Mr. Huda receives severance payments from us.

    Victor Joseph

    We have entered into an employment agreement with Victor Joseph to serve as our Chief Technical Officer and Secretary, for renewable one year terms. Pursuant to this employment agreement, Mr. Joseph is entitled to receive an annual base salary of $250,000, subject to annual reviews by our Compensation Committee. Mr. Joseph is also entitled to a performance-based bonus of up to 25% of his salary. Upon execution of his employment agreement, we granted Mr. Joseph an option to purchase 166,667 shares of our common stock at an exercise price of $1.50 per share, which option shall vest in equal monthly installments over four years. If we terminate Mr. Joseph’s employment without cause or if Mr. Joseph resigns for good reason, we will pay Mr. Joseph his then current annual base salary for one year, payable in accordance with standard payroll procedures, any earned but unpaid base salary, any unpaid pro rata annual bonus and any amounts necessary to reimburse Mr. Joseph for employment related expenses and for unused, but accrued, vacation days. Our failure to renew this agreement for any subsequent one-year term shall be deemed to be a termination without cause. This agreement prohibits Mr. Joseph from competing with us for the greater of (i) one year after the termination of his employment or (ii) the length of time Mr. Joseph receives severance payments from us.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2007

	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration Date
Name	Exercisable		Unexercisable		($)
Alnoor Shivji	24,306	(2)	142,360	(2)	$1.50	5/31/2017

Amjad Huda	24,306	(3)	142,361	(3)	$1.50	5/31/2017
	134,979	(4)	—		$0.46	1/3/2017

Victor Joseph	24,306	(3)	142,361	(3)	$1.50	5/31/2017
	134,979	(4)	—		$0.46	1/3/2017

(1)
Option numbers and prices are presented as of December 31, 2007. Upon the Merger, we adopted and assumed WaferGen’s 2003 Stock Incentive Plan and the then outstanding options automatically converted into options to purchase shares of our common stock using the same exchange ratio applied to convert the WaferGen shares into our common stock in the merger. Upon the Merger, the vesting of all options issued under the 2003 Stock Incentive Plan was accelerated, and all the options became immediately exercisable.

(2)
Option to purchase 166,666 shares of our common stock at an exercise price of $1.50 per share granted on May 31, 2007, which option vests in equal monthly installments over four years and expires 10 years after the date of grant.

(3)
Option to purchase 166,667 shares of our common stock at an exercise price of $1.50 per share granted on May 31, 2007, which option vests in equal monthly installments over four years and expires 10 years after the date of grant.

(4)
Option to purchase 134,979 shares of our common stock at an exercise price of $0.46 per share granted on January 3, 2007 under the 2003 Stock Incentive Plan, which option became fully vested upon the Merger and expires 10 years after the date of grant.

   Director Compensation

                   The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Makoto Kaneshiro	—	—	—	—	—	—	—
Dr. R. Dean Hautamaki	—	—	48,000	—	—	—	48,000
Joel Kanter	—	—	—	—	—	—	—

(1)
The amounts shown in column (d) represent the compensation costs of stock options for financial reporting purposes for fiscal year 2007 under FAS No. 123R, rather than an amount paid to or realized by the director.  The FAS No. 123R value as of the grant date for options is spread over the number of months of service required for the grant to become non-forfeitable.

                   In January 2008, the Board of Directors approved the following compensation for all non-employee directors:

•
Each non-employee director will receive an initial option grant (the “Initial Grant”) of 40,000 stock options upon the director’s appointment to board, with 50% of the options vested upon grant and the remaining 50% of the options vesting over one year with 25% of the options vesting every three months; provided, however, that the first Initial Grant made to non-employee directors in January 2008 was fully vested on the date of grant; and

•
Immediately following each annual meeting of the Company’s stockholders commencing with the annual meeting of the Company’s stockholders in 2008, each non-employee director who continues as a non-employee director following such annual meeting shall receive an award of 15,000 stock options (the “Subsequent Grant”) vesting over one year with 25% of the option vesting every three months; provided that no Subsequent Grant shall be made to any non-employee director who has not served as a director of the Company, as of the time of such annual meeting, for at least six (6) months.

   Each Initial Grant and each Subsequent Grant shall provide that in the event of a change in control of the Company, such option shall automatically become fully vested and no longer subject to forfeiture immediately prior to the specified effective date of such change in control.  The exercise price for all Initial Grants and Subsequent Grants shall be the fair market value of the Company's Common Stock in accordance with the terms of the Company’s stock incentive plan.

Item 11.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

   The following tables set forth certain information regarding the beneficial ownership of our common stock by (i) each person who, to our knowledge, owns more than 5% of our common stock, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is: c/o WaferGen Bio-systems, Inc., Bayside Technology Center, 46531 Fremont Blvd., Fremont, CA 94538. Shares of our Common Stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of March 31, 2008, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)

YA Global Investments, L.P.	1,733,333	(2)	7.34%
The Shivji Family Trust dtd June 12, 2000	1,691,607	(3)	7.24%
CSK-VC Life Science Investment Fund LP	1,690,610	(4)	7.27%

Directors and Executive Officers:
Alnoor Shivji	3,949,076	(5)	16.54%
Victor Joseph	997,317	(6)	4.26%
Amjad Huda	997,317	(6)	4.26%
Joel Kanter	137,500	(7)	*
Raymond Dean Hautamaki	106,833	(8)	*
Makoto Kaneshiro	108,164	(9)	*
David Gelfand	59,973	(10)	*
Mona Chadha	32,170	(11)	*

Directors and Executive Officers as a Group (8 persons)	6,388,350	(5)-(11)	26.01%

_____________
* Less than 1%

(1)	Based on 23,217,846 shares of our common stock issued and outstanding as of March 31, 2008.

(2)
Includes 400,000 shares of common stock issuable upon the exercise of currently exercisable warrants. Mark Angelo has the power to vote and dispose of the shares held by YA Global Investments, L.P. (formerly known as Cornell Capital Partners, L.P.). Its address is 101 Hudson Street, Suite 3700, Jersey City, NJ 07302.

(3)
Includes 150,000 shares of common stock issuable upon the exercise of currently exercisable warrants. Excludes 54,821 shares of common stock that are being held in escrow for two years in connection with the Merger, and over which The Shivji Family Trust dtd June 12, 2000 does not currently have voting or dispositive power. Alnoor Shivji and his wife, Mariam Shivji, are the co-trustees of The Shivji Trust. Its address is 692 Hillcrest Terrace, Fremont, CA 94539.  See also footnote (6) in this section.

(4)
Includes 50,000 shares of common stock issuable upon the exercise of currently exercisable warrants. Excludes 77,576 shares of common stock that are being held in escrow for two years in connection with the Merger, and over which CSK-VC Life Science Investment Fund does not currently have voting or dispositive power. Hiromichi Tabata has the power to vote and dispose of the shares being registered on behalf of CSK-VC Life Science Investment Fund. Its address is 5th Floor, Riviera Minami Aoyama Building, 3-3-3, Minami-Aoyama, Minato-Ku, Tokyo 107-0062 Japan.

(5)
Includes (i) 329,258 shares of common stock issuable upon the exercise of currently exercisable warrants, (ii) 41,667 shares of common stock issuable upon the exercise of options that are exercisable within 60 days, (iii) 1,541,607 shares of common stock held by The Shivji Trust and (iv) 150,000 shares of common stock issuable upon the exercise of currently exercisable warrants held by The Shivji Trust. Mr. Shivji and his wife, Mariam Shivji, are the co-trustees of The Shivji Trust. Mr. Shivji disclaims beneficial ownership of the securities held by The Shivji Trust, except to the extent he has a pecuniary interest therein. Includes an aggregate of 410,726 shares of common stock that are being held in escrow for two years in connection with the Merger. Also includes 134,979 restricted options, and over which Mr. Shivji currently has voting but not dispositive power pursuant to an escrow agreement among WGBS, Mr. Shivji and Gottbetter & Partners, LLP, as escrow agent. Mr. Shivji disclaims beneficial ownership of the shares held in escrow, except to the extent he has a pecuniary interest therein. Excludes options to purchase 124,999 shares of common stock that are not exercisable within 60 days.

(6)
Includes 176,646 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes (i) options to purchase 125,000 shares of common stock that are not exercisable within 60 days and (ii) 43,193 shares of common stock that are being held in escrow for two years in connection with the Merger, and over which the stockholder does not currently have voting or dispositive power.

(7)
Includes (i) 40,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days Consists of (ii) 75,000 shares of common stock held by the Kanter Family Foundation and (iii) 22,500 shares of common stock issuable upon exercise of currently exercisable warrants held by the Kanter Family Foundation. Joel Kanter and his brother, Joshua Kanter, have voting and dispositive power over all of the securities held by the Kanter Family Foundation. Mr. Kanter disclaims beneficial ownership of the securities held by the Kanter Family Foundation, except to the extent he has a pecuniary interest therein.

(8)
Consists of (i) 37,500 shares of common stock issuable upon the exercise of options that are exercisable within 60 days, (ii) 53,333 shares of common stock held by Cojack Investment Opportunities, LLC (“Cojack”) and (iii) 10,000 shares  and 6,000 shares of common stock issuable upon the exercise of currently exercisable warrants held by Cojack and Mr. Hautamaki. Mr. Hautamaki has voting and dispositive power over the securities held by Cojack. Excludes options to purchase 112,500 shares of common stock that are not exercisable within 60 days.

(9)
Consists of 108,164 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 50,618 shares of common stock that are not exercisable within 60 days.

(10)
Includes 37,500 and 7,086 of restricted shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes (i) options to purchase 112,500 and 9,111 shares of common stock that are not exercisable within 60 days and (ii) 810 shares of common stock that are being held in escrow for two years in connection with the Merger, and over which Mr. Gelfand does not currently have voting or dispositive power.

(11)
Consists of 32,170 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 38,019 shares of common stock that are not exercisable within 60 days.

    Securities Authorized for Issuance Under Stock Option Plan

    The following table sets forth information regarding our compensation plans under which equity securities are authorized for issuance to our employees, as of December 31, 2007:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,000,000	$1.80	390,500
Equity compensation plans not approved by security holders	-	-	-
Total	2,000,000	$1.80	390,500

Item 12.     Certain Relationships and Related Transactions, and Director Independence

    Transactions with WaferGen Founders and Executive Officers

    On January 3, 2007, WaferGen granted 250,000 shares of restricted common stock to each of Alnoor Shivji, Amjad Huda and Victor Joseph under the 2003 Plan for their services to WaferGen as officers and directors. Messrs. Huda and Joseph did not accept the grant of restricted shares and in lieu of such grants of restricted stock, WaferGen granted each of them options to purchase 250,000 shares of WaferGen’s common stock at an exercise price of $0.25 per share under the 2003 Plan (which were exchanged for options to purchase 134,979 shares of WBSI’s common stock by each of such holders at an exercise price of $0.46 per share upon the Merger). The restricted shares held by Mr. Shivji and the options held by Messrs. Huda and Joseph vest monthly over a period of four years. However, upon the closing of the Merger, these options and shares of restricted stock became immediately vested.

    On January 1, 2007, WaferGen borrowed $162,000 from Mr. Shivji in exchange for two promissory notes. On January 30, 2007, Mr. Shivji and WaferGen entered into a Note and Warrant Purchase Agreement, pursuant to which Mr. Shivji was granted the right purchase up to $300,000 of promissory notes and warrants to purchase up to 98,684 shares of WaferGen’s common stock, subject to adjustment. Pursuant to this Agreement, on January 30, 2007, Mr. Shivji purchased three promissory notes in the aggregate principal amount of $262,000 by converting his earlier loans for $162,000 and advancing $100,000 of additional funds to WaferGen, and three warrants to purchase an aggregate of 86,182 shares of WaferGen’s Series B Preferred Stock, at a purchase price of $0.76 per share until the earlier of (i) five years from the date of grant or (ii) the date WaferGen closes its initial public offering. The notes issued to Mr. Shivji bore interest at the rate of 7% per annum and were paid in full on March 30, 2007.

    On February 28, 2007, Mr. Shivji and WaferGen amended the terms of the Note and Warrant Purchase Agreement to allow for the purchase by Mr. Shivji of up to $400,000 of promissory notes and warrants to purchase up to 131,579 shares of WaferGen’s common stock, subject to adjustment. In connection with this amendment, on February 28, 2007, Mr. Shivji purchased an additional promissory note in the principal amount of $138,000 and a five year warrant to purchase an additional 45,395 shares of WaferGen’s Series B Preferred Stock at a purchase price of $0.76 per share. The note issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on March 30, 2007.

    On March 30, 2007, Mr. Shivji and WaferGen amended the terms of the Note and Warrant Purchase Agreement to allow for the purchase by Mr. Shivji of up to $650,000 of promissory notes and warrants to purchase up to 213,816 shares of WaferGen’s common stock, subject to adjustment. In connection with this amendment, on March 30, 2007, Mr. Shivji purchased an additional promissory note in the principal amount of $250,000 and a five year warrant to purchase an additional 82,237 shares of WaferGen’s Series B Preferred Stock at a purchase price of $0.76 per share. The note issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on April 30, 2007.

    On March 30, 2007, pursuant to several Allonges between WaferGen and Mr. Shivji, the maturity date of each outstanding note issued pursuant to the Note and Warrant Purchase Agreement, as amended, was extended from March 30, 2007 to April 30, 2007. Similarly, on May 14, 2007, pursuant to several Second Allonges between WaferGen and Mr. Shivji, the maturity date of each outstanding note issued pursuant to the Note and Warrant Purchase Agreement, as amended, was further extended from April 30, 2007 to June 30, 2007.

    On May 14, 2007, Mr. Shivji made an additional loan to WaferGen in the amount of $100,000. There were no warrants issued in connection with this loan. The note issued to Mr. Shivji bore interest at the rate of 7% per annum and was paid in full on June 30, 2007.

    In connection with the Offer, Mr. Shivji converted $240,000 of his indebtedness from WaferGen at Closing into 160,000 units, $150,000 was repaid out of the proceeds, and the balance of $360,000 (plus accrued and unpaid interest) will be or has been repaid in accordance with the terms of the notes. In addition, following the Offer and the Merger, Mr. Shivji’s warrants to purchase 213,816 shares of WaferGen’s common stock with an exercise price of $0.76 per share, were converted into warrants to purchase 115,442 shares of WBSI’s common stock at an exercise price of $1.41 per share.

    In accordance with the Merger Agreement, 5% of the shares of common stock issuable to the former stockholders of WaferGen in the Merger are being held in escrow for two years, pursuant to the terms of an Escrow Agreement among WBSI, Alnoor Shivji and Gottbetter & Partners, LLP, as Escrow Agent, in order to secure certain indemnification obligations under the Merger Agreement. The Escrow Agreement provides that Mr. Shivji shall have the right to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to the escrow shares.

Item 13. Exhibits

Exhibit No.	Description

2.1 (1)	Agreement and Plan of Merger and Reorganization, dated as of May 31, 2007, by and among WBSI, Wafergen Acquisition Corp., and WaferGen, Inc.
2.2 (1)	Certificate of Merger, dated as of May 31, 2007, of Wafergen Acquisition Corp. with and into WaferGen, Inc.
3.1 (2)	Certificate of Incorporation of WBSI
3.2 (3)	Certificate of Amendment to Certificate of Incorporation of WBSI, changing name to WaferGen Bio-Systems, Inc. and increasing the authorized capital
3.3 (4)	Bylaws of WBSI
10.1 (1)*	WaferGen Bio-Systems, Inc. 2007 Stock Option Plan
10.2 (1)	Note and Warrant Purchase Agreement between WaferGen, Inc. and Alnoor Shivji, dated as of January 30, 2007
10.3 (1)	Form of 7% Promissory Notes, in the aggregate principal amount of $262,000, issued pursuant to the Note and Warrant Purchase Agreement, dated January 30, 2007,
10.4 (1)	Form of Warrants, made as of January 30, 2007, to purchase up to an aggregate of 86,182 shares of WaferGen’s Series B Preferred Stock
10.5 (1)	Amendment, dated February 28, 2007, to Note and Warrant Purchase Agreement, dated January 30, 2007
10.6 (1)	7% Promissory Note, dated February 28, 2007, in the principal amount of $138,000, issued pursuant to the Note and Warrant Purchase Agreement, dated January 30, 2007, as amended
10.7 (1)
Warrant, made as of February 28, 2007, to purchase up to 45,395 shares of WaferGen’s Series B Preferred Stock, issued pursuant to the Note and Warrant Purchase Agreement, dated January 30, 2007, as amended

10.8 (1)	Second Amendment, dated March 30, 2007, to Note and Warrant Purchase Agreement, dated January 30, 2007
10.9 (1)	7% Promissory Note, dated March 30, 2007, in the principal amount of $250,000, issued pursuant to the Note and Warrant Purchase Agreement, dated January 30, 2007, as amended
10.10 (1)
Warrant, made as of March 30, 2007, to purchase up to 82,237 shares of WaferGen’s Series B Preferred Stock, issued pursuant to the Note and Warrant Purchase Agreement, dated January 30, 2007, as amended

10.11 (1)	Form of Allonge to Promissory Notes, dated as of March 31, 2007
10.12 (1)	Third Amendment, dated May 14, 2007, to Note and Warrant Purchase Agreement, dated January 30, 2007
10.13 (1)	7% Promissory Note, dated May 14, 2007, in the principal amount of $100,000, issued pursuant to the Note and Warrant Purchase Agreement, dated January 30, 2007, as amended
10.14 (1)	Form of Second Allonge to Promissory Notes, dated as of May 14, 2007
10.15 (1)	Letter from Matthew Markin dated as of May 31, 2007, resigning as a director and officer of WBSI and its direct and indirect subsidiaries
10.16 (1)	Letter from Maria Maribel Jaramillo De La O dated as of May 31, 2007, resigning as a director and officer of WBSI and its direct and indirect subsidiaries
10.17 (1)	Placement Agency Agreement dated April 12, 2007, between WaferGen, Inc. and Rodman & Renshaw, LLC
10.18 (1)	Form of Lockup Agreement
10.19 (1)	Form of Subscription Agreement
10.20 (1)	Form of Registration Rights Agreement
10.21 (1)	Form of Warrants issued to investors in a private placement the initial closing of which was held on May 31, 2007
10.22 (1)	Form of Warrant issued to Placement Agent in connection with a private placement the initial closing of which was held on May 31, 2007
10.23 (1)	Escrow Agreement, dated as of May 31, 2007, among WBSI, Alnoor Shivji and Gottbetter & Partners, LLP, as Escrow Agent
10.24 (1)	Split-Off Agreement, dated as of May 31, 2007, between WBSI, WaferGen, Inc., La Burbuja Leaseco, Inc. and Maria Maribel Jaramillo de La O
10.25 (1)	General Release Agreement, dated as of May 31, 2007, among WBSI, Maria Maribel Jaramillo De La O, La Burbuja Leaseco, Inc. and WaferGen, Inc.
10.26 (1)*	Employment Agreement dated May 31, 2007, between WBSI and Alnoor Shivji
10.27 (1)*	Employment Agreement dated May 31, 2007, between WBSI and Amjad Huda
10.28 (1)*	Employment Agreement dated May 31, 2007, between WBSI and Victor Joseph
10.29 **	Mutual Separation Agreement, dated February 26, 2008, between the Company and Terry Osborn
10.30 **	Code of Business Conduct and Ethics
21.1 **	Subsidiaries
23.1	Letter of Consent From Independent Registered Public Accounting Firm, Rowbotham &Company, LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer

(1)	Incorporated herein by reference to the identically numbered Exhibit to the Company’s current Report on Form 8-K filed on June 5, 2007.

(2)	Incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2 filed with the Commission on August 9, 2006.

(3)	Incorporated herein by reference to Exhibit 3.1 to the Company’s current Report on Form 8-K filed with the Commission January 31, 2007.

(4)	Incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 filed with the Commission on August 9, 2006.

*	Indicates a management contract or compensatory plan or arrangement.
**	Previously filed.

Item 14.	Principal Accountant Fees and Services

Set forth below is a summary of aggregate fees billed by Rowbotham & Company LLP, our independent registered public accounting firm, for services during the fiscal years ended December 31, 2007 and 2006.

	2007	2006

Audit fees	$162,068	$	---
Audit related fees	54,110		---
Tax fees	15,711		---
All other fees	---		---

Total Fees	$231,889	$	---

Audit Fees

    Audit fees consist of fees and reimbursement of expenses for professional services provided in connection with the audit of the Company’s financial statements and review of the Company’s quarterly financial statements.

Audit Related Fees

    Audit related fees consist of accounting consultation and services provided in connection with other statutory or regulatory filings that are not included under audit fees.

Tax Fees

    Tax fees consist of fees and reimbursement of expenses for professional services provided in connection with the preparation of the Company’s federal and state tax returns.

Pre-Approval Policies and Procedures

    We have implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, our board of directors pre-approves all services to be provided by Rowbotham & Company LLP and the estimated fees related to these services.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAFERGEN BIO-SYSTEMS, INC.
	By:	/s/ ALNOOR SHIVJI
Date: April 29, 2008		Alnoor Shivji
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ ALNOOR SHIVJI
Alnoor Shivji	Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 29, 2008
/s/ AMJAD HUDA
Amjad Huda	Chief Financial Officer (Principal Financial Officer) and Director	April 29, 2008
/s/ VICTOR JOSEPH
Victor Joseph	Chief Technology Office and Director	April 29, 2008
/s/ DR. R. DEAN HAUTAMAKI
Dr. R. Dean Hautamaki	Director	April 29, 2008
/s/ JOEL KANTER
Joel Kanter	Director	April 29, 2008
/s/ MAKOTO KANESHIRO
Makoto Kaneshiro	Director	April 29, 2008